Key metrics
	in / end of			% change		in / end of		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Credit Suisse (CHF million)
Net revenues	5,221	5,198	6,190	0	(16)	22,389	22,484	0
Provision for credit losses	138	94	146	47	(5)	1,096	324	238
Total operating expenses	5,171	4,301	4,830	20	7	17,826	17,440	2
Income/(loss) before taxes	(88)	803	1,214	–	–	3,467	4,720	(27)
Net income/(loss) attributable to shareholders	(353)	546	852	–	–	2,669	3,419	(22)
Cost/income ratio (%)	99.0	82.7	78.0	–	–	79.6	77.6	–
Effective tax rate (%)	–	32.1	29.7	–	–	23.1	27.4	–
Basic earnings/(loss) per share (CHF)	(0.15)	0.22	0.34	–	–	1.09	1.35	(19)
Diluted earnings/(loss) per share (CHF)	(0.15)	0.22	0.33	–	–	1.06	1.32	(20)
Return on equity (%)	(3.2)	4.8	7.6	–	–	5.9	7.7	–
Return on tangible equity (%)	(3.5)	5.4	8.6	–	–	6.6	8.7	–
Assets under management and net new assets (CHF billion)
Assets under management	1,511.9	1,478.3	1,507.2	2.3	0.3	1,511.9	1,507.2	0.3
Net new assets	8.4	18.0	9.9	(53.3)	(15.2)	42.0	79.3	(47.0)
Balance sheet statistics (CHF million)
Total assets	805,822	821,296	787,295	(2)	2	805,822	787,295	2
Net loans	291,908	291,263	296,779	0	(2)	291,908	296,779	(2)
Total shareholders' equity	42,677	45,740	43,644	(7)	(2)	42,677	43,644	(2)
Tangible shareholders' equity	38,014	40,907	38,690	(7)	(2)	38,014	38,690	(2)
Basel III regulatory capital and leverage statistics (%)
CET1 ratio	12.9	13.0	12.7	–	–	12.9	12.7	–
CET1 leverage ratio	4.4	4.5	4.0	–	–	4.4	4.0	–
Tier 1 leverage ratio	6.4	6.3	5.5	–	–	6.4	5.5	–
Share information
Shares outstanding (million)	2,406.1	2,421.8	2,436.2	(1)	(1)	2,406.1	2,436.2	(1)
of which common shares issued	2,447.7	2,447.7	2,556.0	0	(4)	2,447.7	2,556.0	(4)
of which treasury shares	(41.6)	(25.9)	(119.8)	61	(65)	(41.6)	(119.8)	(65)
Book value per share (CHF)	17.74	18.89	17.91	(6)	(1)	17.74	17.91	(1)
Tangible book value per share (CHF)	15.80	16.89	15.88	(6)	(1)	15.80	15.88	(1)
Market capitalization (CHF million)	27,904	22,627	32,451	23	(14)	27,904	32,451	(14)
Number of employees (full-time equivalents)
Number of employees	48,770	48,800	47,860	0	2	48,770	47,860	2
See relevant tables for additional information on these metrics.
2

Credit Suisse
In 4Q20, we recorded net loss attributable to shareholders of CHF 353 million. Return on equity and return on tangible equity were (3.2)% and (3.5)%, respectively. As of the end of 4Q20, our CET1 ratio was 12.9%.
Results
	in / end of			% change		in / end of		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Statements of operations (CHF million)
Net interest income	1,448	1,396	1,702	4	(15)	5,948	7,017	(15)
Commissions and fees	3,191	2,855	2,865	12	11	11,853	11,158	6
Trading revenues [1]	484	630	568	(23)	(15)	3,295	1,739	89
Other revenues	98	317	1,055	(69)	(91)	1,293	2,570	(50)
Net revenues	5,221	5,198	6,190	0	(16)	22,389	22,484	0
Provision for credit losses	138	94	146	47	(5)	1,096	324	238
Compensation and benefits	2,539	2,441	2,590	4	(2)	9,890	10,036	(1)
General and administrative expenses	2,279	1,458	1,916	56	19	6,523	6,128	6
Commission expenses	303	295	324	3	(6)	1,256	1,276	(2)
Restructuring expenses	50	107	–	(53)	–	157	–	–
Total other operating expenses	2,632	1,860	2,240	42	18	7,936	7,404	7
Total operating expenses	5,171	4,301	4,830	20	7	17,826	17,440	2
Income/(loss) before taxes	(88)	803	1,214	–	–	3,467	4,720	(27)
Income tax expense	262	258	361	2	(27)	801	1,295	(38)
Net income/(loss)	(350)	545	853	–	–	2,666	3,425	(22)
Net income/(loss) attributable to noncontrolling interests	3	(1)	1	–	200	(3)	6	–
Net income/(loss) attributable to shareholders	(353)	546	852	–	–	2,669	3,419	(22)
Statement of operations metrics (%)
Return on regulatory capital	(0.9)	8.3	11.0	–	–	8.9	10.9	–
Cost/income ratio	99.0	82.7	78.0	–	–	79.6	77.6	–
Effective tax rate	–	32.1	29.7	–	–	23.1	27.4	–
Earnings per share (CHF)
Basic earnings/(loss) per share	(0.15)	0.22	0.34	–	–	1.09	1.35	(19)
Diluted earnings/(loss) per share	(0.15)	0.22	0.33	–	–	1.06	1.32	(20)
Return on equity (%, annualized)
Return on equity	(3.2)	4.8	7.6	–	–	5.9	7.7	–
Return on tangible equity [2]	(3.5)	5.4	8.6	–	–	6.6	8.7	–
Book value per share (CHF)
Book value per share	17.74	18.89	17.91	(6)	(1)	17.74	17.91	(1)
Tangible book value per share [2]	15.80	16.89	15.88	(6)	(1)	15.80	15.88	(1)
Balance sheet statistics (CHF million)
Total assets	805,822	821,296	787,295	(2)	2	805,822	787,295	2
Risk-weighted assets	275,084	285,216	290,463	(4)	(5)	275,084	290,463	(5)
Leverage exposure	799,853	824,420	909,994	(3)	(12)	799,853	909,994	(12)
Number of employees (full-time equivalents)
Number of employees	48,770	48,800	47,860	0	2	48,770	47,860	2
1 Represent revenues on a product basis which are not representative of business results within our business segments as segment results utilize financial instruments across various product types.

Based on tangible shareholders' equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity as presented in our balance sheet. Management believes that these metrics are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Results summary
4Q20 results
In 4Q20, Credit Suisse reported a net loss attributable to shareholders of CHF 353 million compared to net income attributable to shareholders of CHF 852 million in 4Q19 and CHF 546 million in 3Q20. In 4Q20, Credit Suisse reported a loss before taxes of CHF 88 million, compared to income before taxes of CHF 1,214 million in 4Q19 and CHF 803 million in 3Q20.
The 4Q20 results included net litigation provisions of CHF 822 million, primarily relating to mortgage-related matters, recognized in the Corporate Center, and an impairment of CHF 414 million relating to York Capital Management (York), which was recognized in International Wealth Management. In 4Q20, we revalued our equity investment in the SIX Swiss Exchange (SIX) Group AG, resulting in a gain before taxes of CHF 158 million, which was recognized in the divisional results of Swiss Universal Bank and International Wealth Management, and we revalued our equity investment in Allfunds Group, resulting in a gain before taxes of CHF 127 million, which was recognized in the divisional results of Swiss Universal Bank, International Wealth Management and Asia Pacific.
2020 results
In 2020, Credit Suisse reported net income attributable to shareholders of CHF 2,669 million compared to CHF 3,419 million in 2019. Income before taxes was CHF 3,467 million, compared to CHF 4,720 million in 2019. The 2020 results reflected stable net revenues and a 2% increase in total operating expenses. Provision for credit losses was CHF 1,096 million compared to CHF 324 million in 2019, driven by negative developments in our corporate lending portfolio and the application of the current expected credit loss (CECL) methodology. Total operating expenses in 2020 included net litigation provisions of CHF 1,227 million, primarily related to mortgage-related matters, and restructuring expenses of CHF 157 million. Total operating expenses in 2019 included net litigation provisions of CHF 623 million, mainly in connection with mortgage-related matters. Results in 2020 were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which adversely impacted revenues, but favorably impacted expenses.
The COVID-19 pandemic and the consequences for markets and the global economy affected the Group’s financial performance in 4Q20 and 2020, including significant impacts on our provision for credit losses and trading revenues as well as on net interest income as a result of foreign exchange movements and a sharp reduction in US dollar interest rates. We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses. Should current economic conditions persist or continue to deteriorate, the macroeconomic environment could have an adverse effect on these and other aspects of our business, operations and financial performance, including decreased client activity or demand for our products.
Results details
Net revenues
In 4Q20, we reported net revenues of CHF 5,221 million, which decreased 16% compared to 4Q19, primarily reflecting lower net revenues in International Wealth Management and Swiss Universal Bank and negative net revenues in the Corporate Center, partially offset by higher net revenues in the Investment Bank. The decrease in International Wealth Management was driven by the impairment loss from York, reflected in other revenues. The decrease in Swiss Universal Bank was mainly driven by significantly lower other revenues, lower net interest income and lower recurring commissions and fees. The increase in the Investment Bank primarily reflected strong capital markets activity.

Compared to 3Q20, net revenues were stable, primarily reflecting higher net revenues in Swiss Universal Bank, the Investment Bank and Asia Pacific, offset by lower net revenues in International Wealth Management. The increase in Swiss Universal Bank was driven by significantly higher other revenues, reflecting the SIX Group AG and the Allfunds Group equity investment revaluation gains, and the gains on the sale of real estate, partially offset by lower transaction-based revenues and lower recurring commissions and fees. The increase in the Investment Bank was driven by higher capital markets and advisory revenues, partially offset by lower sales and trading revenues. The increase in Asia Pacific was primarily driven by the Allfunds Group equity investment revaluation gain and higher transaction-based revenues, partially offset by lower net interest income. The decrease in International Wealth Management mainly reflected the impairment loss from York, partially offset by higher transaction- and performance-based revenues, the SIX Group AG and the Allfunds Group investment revaluation gains and higher recurring commissions and fees.
Investment in York Capital Management
In 4Q20, York informed its investors of a significant change in strategy. As a result, York will focus on longer duration assets such as private equity, private debt and collateralized loan obligations, while winding down its European hedge funds business and primarily managing internal capital in its multi-strategy fund. York’s Asia Pacific business is expected to be spun off as a new and separate hedge fund in 2021, in which the Group intends to have a continuing interest. As a result of this announcement, the Group recorded an impairment of CHF 414 million (USD 458 million) to the valuation of its non-controlling interest that it has owned since 2010.
Provision for credit losses
In 4Q20, provision for credit losses of CHF 138 million primarily related to net provisions of CHF 66 million in Swiss Universal Bank, CHF 38 million in the Investment Bank and CHF 25 million in International Wealth Management. Provision for credit losses reflected CHF 106 million of specific provisions and CHF 32 million related to the application of the CECL methodology.
Litigation
Credit Suisse and MBIA Insurance Corp. (MBIA) have been in a civil legal dispute in New York since 2009 in respect of warranties regarding a US RMBS security issued in 2007. As previously announced, following a decision on November 30, 2020 in this matter, we conducted an evaluation of the need for additional provisions relating to this matter and other RMBS-related cases. On February 11, 2021, following a settlement in the amount of USD 600 million, for which Credit Suisse was fully reserved, the Supreme Court for the State of New York, New York County dismissed with prejudice all claims against Credit Suisse.
In 4Q20, the Group recorded net litigation provisions of CHF 822 million primarily relating to mortgage-related matters. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for certain proceedings for which the Group believes an estimate is possible was zero to CHF 0.9 billion as of the end of 4Q20.
Total operating expenses
Compared to 4Q19, total operating expenses of CHF 5,171 million increased 7%, primarily reflecting a 19% increase in general and administrative expenses, mainly driven by higher legacy litigation provisions relating to mortgage-related matters and higher non-income taxes, partially offset by lower travel and entertainment expenses and lower professional services fees, and restructuring expenses of CHF 50 million. These increases were partially offset by a 2% decrease in compensation and benefits, mainly relating to lower salaries and variable compensation.
Compared to 3Q20, total operating expenses increased 20%, primarily reflecting a 56% increase in general and administrative expenses, mainly driven by the higher legacy litigation provisions relating to mortgage-related matters, and a 4% increase in compensation and benefits, mainly relating to higher salaries and variable compensation, partially offset by the lower restructuring expenses.
Income tax
In 4Q20, the income tax expense of CHF 262 million mainly reflected the negative impact of the annual reassessment of deferred tax assets of CHF 252 million, partially offset by prior year adjustments. In addition, there was minimal income tax expense recorded on the revaluations of the equity investments in SIX Group AG and Allfunds Group. The 4Q20 tax expense also reflected the geographical mix of results and the non-deductible funding costs. Overall, net deferred tax assets decreased CHF 92 million to CHF 3,137 million during 4Q20, primarily driven by the increase in the valuation allowance following the annual reassessment of deferred taxes and foreign exchange impacts, partially offset by the impact of the increase in litigation provisions, the York impairment and movements in pension assets as well as earnings during the quarter.
Regulatory capital
As of the end of 4Q20, our Bank for International Settlements (BIS) common equity tier 1 (CET1) ratio was 12.9% and our risk-weighted assets (RWA) were CHF 275.1 billion.
> Refer to “Additional financial metrics” for further information on regulatory capital.

Results overview
in / end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
4Q20 (CHF million)
Net revenues	1,393	952	784	2,109	(17)	5,221
Provision for credit losses	66	25	6	38	3	138
Compensation and benefits	499	551	341	1,008	140	2,539
Total other operating expenses	341	388	200	773	930	2,632
of which general and administrative expenses	286	300	162	623	908	2,279
of which restructuring expenses	3	26	2	14	5	50
Total operating expenses	840	939	541	1,781	1,070	5,171
Income/(loss) before taxes	487	(12)	237	290	(1,090)	(88)
Return on regulatory capital (%)	15.8	(0.9)	27.0	8.8	–	(0.9)
Cost/income ratio (%)	60.3	98.6	69.0	84.4	–	99.0
Total assets	261,465	95,206	67,356	270,488	111,307	805,822
Goodwill	575	1,352	1,021	1,478	0	4,426
Risk-weighted assets	81,288	43,000	26,589	77,872	46,335	275,084
Leverage exposure	295,507	104,014	74,307	319,339	6,686	799,853
3Q20 (CHF million)
Net revenues	1,294	1,142	728	2,047	(13)	5,198
Provision for credit losses	52	12	45	(14)	(1)	94
Compensation and benefits	478	563	324	940	136	2,441
Total other operating expenses	334	352	182	751	241	1,860
of which general and administrative expenses	242	267	145	584	220	1,458
of which restructuring expenses	41	29	2	33	2	107
Total operating expenses	812	915	506	1,691	377	4,301
Income/(loss) before taxes	430	215	177	370	(389)	803
Return on regulatory capital (%)	13.8	15.7	19.4	11.4	–	8.3
Cost/income ratio (%)	62.8	80.1	69.5	82.6	–	82.7
Total assets	259,553	96,162	67,140	280,372	118,069	821,296
Goodwill	588	1,410	1,049	1,530	0	4,577
Risk-weighted assets	81,815	44,955	26,732	82,702	49,012	285,216
Leverage exposure	294,775	105,238	73,929	335,923	14,555	824,420
4Q19 (CHF million)
Net revenues	1,734	1,636	750	1,947	123	6,190
Provision for credit losses	43	17	14	67	5	146
Compensation and benefits	489	609	332	986	174	2,590
Total other operating expenses	335	380	203	839	483	2,240
of which general and administrative expenses	282	322	164	685	463	1,916
Total operating expenses	824	989	535	1,825	657	4,830
Income/(loss) before taxes	867	630	201	55	(539)	1,214
Return on regulatory capital (%)	26.9	44.5	18.4	1.5	–	11.0
Cost/income ratio (%)	47.5	60.5	71.3	93.7	–	78.0
Total assets	249,829	91,277	73,719	266,257	106,213	787,295
Goodwill	607	1,494	995	1,567	0	4,663
Risk-weighted assets	80,489	43,529	31,857	82,218	52,370	290,463
Leverage exposure	284,798	99,085	81,090	332,019	113,002	909,994

Results overview (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
2020 (CHF million)
Net revenues	5,615	4,837	3,155	9,098	(316)	22,389
Provision for credit losses	270	110	236	471	9	1,096
Compensation and benefits	1,975	2,310	1,319	3,934	352	9,890
Total other operating expenses	1,266	1,365	772	3,038	1,495	7,936
of which general and administrative expenses	1,013	1,080	614	2,409	1,407	6,523
of which restructuring expenses	44	55	4	47	7	157
Total operating expenses	3,241	3,675	2,091	6,972	1,847	17,826
Income/(loss) before taxes	2,104	1,052	828	1,655	(2,172)	3,467
Return on regulatory capital (%)	17.1	19.6	22.0	12.2	–	8.9
Cost/income ratio (%)	57.7	76.0	66.3	76.6	–	79.6
2019 (CHF million)
Net revenues	5,905	5,816	3,029	8,161	(427)	22,484
Provision for credit losses	109	49	55	104	7	324
Compensation and benefits	1,945	2,377	1,285	3,940	489	10,036
Total other operating expenses	1,278	1,325	767	3,091	943	7,404
of which general and administrative expenses	1,060	1,103	620	2,470	875	6,128
Total operating expenses	3,223	3,702	2,052	7,031	1,432	17,440
Income/(loss) before taxes	2,573	2,065	922	1,026	(1,866)	4,720
Return on regulatory capital (%)	20.2	37.3	21.3	7.1	–	10.9
Cost/income ratio (%)	54.6	63.7	67.7	86.2	–	77.6
Net revenues by region
	in			% change		in		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Net revenues (CHF million)
Switzerland	1,682	1,424	2,110	18	(20)	6,502	6,774	(4)
EMEA	1,057	1,001	1,211	6	(13)	4,803	5,149	(7)
Americas	1,462	1,736	1,770	(16)	(17)	7,116	7,276	(2)
Asia Pacific	1,037	1,050	976	(1)	6	4,284	3,712	15
Corporate Center	(17)	(13)	123	31	–	(316)	(427)	(26)
Net revenues	5,221	5,198	6,190	0	(16)	22,389	22,484	0
A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For the wealth management business, results are allocated based on the management reporting structure of our relationship manager organization. For the investment banking business, trading results are allocated based on where the risk is primarily managed, while also reflecting certain revenue transfers to regions where the relevant sales teams and clients are domiciled.

Reconciliation of adjusted results
Adjusted results referred to in this document are non-GAAP financial measures that exclude certain items included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures. The Group announced a new restructuring plan beginning in 3Q20 and the related restructuring charges are excluded for purposes of adjusted results.
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
4Q20 (CHF million)
Net revenues	1,393	952	784	2,109	(17)	5,221
Real estate (gains)/losses	(15)	0	0	0	0	(15)
Net revenues adjusted	1,378	952	784	2,109	(17)	5,206
Provision for credit losses	66	25	6	38	3	138
Total operating expenses	840	939	541	1,781	1,070	5,171
Restructuring expenses	(3)	(26)	(2)	(14)	(5)	(50)
Major litigation provisions	(44)	(1)	0	0	(712)	(757)
Expenses related to real estate disposals [1]	(3)	(4)	0	(21)	0	(28)
Total operating expenses adjusted	790	908	539	1,746	353	4,336
Income/(loss) before taxes	487	(12)	237	290	(1,090)	(88)
Total adjustments	35	31	2	35	717	820
Adjusted income/(loss) before taxes	522	19	239	325	(373)	732
Adjusted return on regulatory capital (%)	17.0	1.4	27.2	9.9	–	7.8
3Q20 (CHF million)
Net revenues	1,294	1,142	728	2,047	(13)	5,198
Provision for credit losses	52	12	45	(14)	(1)	94
Total operating expenses	812	915	506	1,691	377	4,301
Restructuring expenses	(41)	(29)	(2)	(33)	(2)	(107)
Major litigation provisions	0	(20)	0	0	(132)	(152)
Expenses related to real estate disposals [1]	0	(4)	0	(21)	0	(25)
Total operating expenses adjusted	771	862	504	1,637	243	4,017
Income/(loss) before taxes	430	215	177	370	(389)	803
Total adjustments	41	53	2	54	134	284
Adjusted income/(loss) before taxes	471	268	179	424	(255)	1,087
Adjusted return on regulatory capital (%)	15.1	19.5	19.7	13.0	–	11.2
4Q19 (CHF million)
Net revenues	1,734	1,636	750	1,947	123	6,190
Real estate (gains)/losses	(106)	(32)	0	(7)	(1)	(146)
(Gains)/losses on business sales	0	0	0	0	2	2
Net revenues adjusted	1,628	1,604	750	1,940	124	6,046
Provision for credit losses	43	17	14	67	5	146
Total operating expenses	824	989	535	1,825	657	4,830
Major litigation provisions	0	3	0	0	(329)	(326)
Expenses related to real estate disposals [1]	(2)	(9)	0	(46)	0	(57)
Total operating expenses adjusted	822	983	535	1,779	328	4,447
Income/(loss) before taxes	867	630	201	55	(539)	1,214
Total adjustments	(104)	(26)	0	39	330	239
Adjusted income/(loss) before taxes	763	604	201	94	(209)	1,453
Adjusted return on regulatory capital (%)	23.7	42.6	18.4	2.6	–	13.2
1 Relates to the termination of real estate contracts initiated before the completion of the previous three-year restructuring program at the end of 2018.

Reconciliation of adjusted results (continued)
in	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Credit Suisse
2020 (CHF million)
Net revenues	5,615	4,837	3,155	9,098	(316)	22,389
Real estate (gains)/losses	(15)	0	0	0	0	(15)
Net revenues adjusted	5,600	4,837	3,155	9,098	(316)	22,374
Provision for credit losses	270	110	236	471	9	1,096
Total operating expenses	3,241	3,675	2,091	6,972	1,847	17,826
Restructuring expenses	(44)	(55)	(4)	(47)	(7)	(157)
Major litigation provisions	(45)	11	0	(24)	(930)	(988)
Expenses related to real estate disposals [1]	(3)	(7)	0	(41)	0	(51)
Total operating expenses adjusted	3,149	3,624	2,087	6,860	910	16,630
Income/(loss) before taxes	2,104	1,052	828	1,655	(2,172)	3,467
Total adjustments	77	51	4	112	937	1,181
Adjusted income/(loss) before taxes	2,181	1,103	832	1,767	(1,235)	4,648
Adjusted return on regulatory capital (%)	17.7	20.6	22.1	13.1	–	11.9
2019 (CHF million)
Net revenues	5,905	5,816	3,029	8,161	(427)	22,484
Real estate (gains)/losses	(223)	(45)	0	(7)	24	(251)
(Gains)/losses on business sales	0	0	0	0	2	2
Net revenues adjusted	5,682	5,771	3,029	8,154	(401)	22,235
Provision for credit losses	109	49	55	104	7	324
Total operating expenses	3,223	3,702	2,052	7,031	1,432	17,440
Major litigation provisions	(3)	30	0	0	(416)	(389)
Expenses related to real estate disposals [1]	(12)	(21)	0	(76)	1	(108)
Total operating expenses adjusted	3,208	3,711	2,052	6,955	1,017	16,943
Income/(loss) before taxes	2,573	2,065	922	1,026	(1,866)	4,720
Total adjustments	(208)	(54)	0	69	441	248
Adjusted income/(loss) before taxes	2,365	2,011	922	1,095	(1,425)	4,968
Adjusted return on regulatory capital (%)	18.6	36.3	21.3	7.6	–	11.4
1 Relates to the termination of real estate contracts initiated before the completion of the previous three-year restructuring program at the end of 2018.
Employees and other headcount
Employees and other headcount
end of	4Q20	3Q20	4Q19
Employees (full-time equivalents)
Swiss Universal Bank	13,220	13,190	12,560
International Wealth Management	9,850	9,840	10,230
Asia Pacific	6,890	6,880	6,530
Investment Bank	17,560	17,640	17,050
Corporate Center	1,250	1,250	1,490
Total employees	48,770	48,800	47,860
Other headcount
Outsourced roles, contractors and consultants [1]	13,210	12,810	13,320
Total employees and other headcount	61,980	61,610	61,180
1 Excludes the headcount of certain managed service resources which are related to fixed fee projects.
In 1Q20, as part of a review of headcount allocation keys, we recalibrated the divisional allocations for corporate function services mainly relating to changes in the utilization of corporate function services by the divisions. Prior period headcount allocations have not been restated.
There were 48,770 Group employees as of the end of 4Q20, stable compared to 3Q20, primarily reflecting a decrease in the Investment Bank, offset by increases in the Swiss Universal Bank, International Wealth Management and Asia Pacific. The number of outsourced roles, contractors and consultants increased by 400 compared to 3Q20.

COVID-19 pandemic and related regulatory measures
The rapid spread of the COVID-19 pandemic across the world in early 2020 led to the introduction of tight government controls and travel bans, as well as the implementation of other measures, which quickly closed down activity and increased economic disruption globally. World markets were severely impacted, with multiple industries, including energy, industrials, retail and leisure, significantly affected. The containment measures introduced to address the outbreak of the pandemic sent the global economy into a deep recession in the first half of 2020. However, major central banks and governments around the world responded by implementing unprecedented monetary and fiscal policy stimulus measures. Although world markets and the global economy significantly recovered from May through August as lockdowns and social distancing restrictions due to the pandemic eased in Europe, the US and Asia, high unemployment and the rise in corporate debt brought a levelling off in the scale of recovery in the final months of 2020 and during the first months of 2021. In addition, the surge in COVID-19 infections in Europe, in the US and in some countries in Asia that began in September 2020 led to the introduction of new localized and in some cases national restrictions on economic activity which were extended far into the first quarter of 2021. The approval by the authorities of COVID-19 vaccines starting in December and the inception of mass inoculation programs increased the prospect of social and economic activity returning to normal from the second quarter of 2021. However, the situation remains challenging given the need to limit COVID-19 infection rates in the near term to contain the emergence of new COVID-19 strains where current vaccines may be less effective.
The pandemic and the consequences for markets and the global economy affected the Group’s financial performance, including significant impacts on credit loss estimates, as well as on trading revenues, net interest income and goodwill assessments. We continue to closely monitor the COVID-19 pandemic and its effects on our operations and businesses, including through the reassessment of financial plans and the development of several stress scenarios to take into account potential additional negative impacts.
The Swiss government, the Swiss National Bank and the Swiss Financial Market Supervisory Authority FINMA (FINMA) have already taken various measures to mitigate the consequences for the economy and the financial system. Governments and regulators in other jurisdictions where we have operations have also taken a number of emergency and temporary measures to address the financial and economic pressures arising from the COVID-19 pandemic.
> Refer to “Other information” and “Risk factor” in I – Credit Suisse results – Credit Suisse in the Credit Suisse Financial Report 1Q20 and “Other information” in I – Credit Suisse results – Credit Suisse in the Credit Suisse Financial Report 2Q20 for a discussion of other developments pertaining to COVID-19 and further information.
Other information
Share buyback
In December 2020, we completed the 2020 share buyback program, which commenced on January 6, 2020 and was suspended in March 2020 due to the COVID-19 pandemic. Under the 2020 share buyback program, we repurchased 28.5 million shares for a total of CHF 325 million in 1Q20. The repurchased shares were approved for cancellation by means of a capital reduction at the 2020 Annual General Meeting (AGM) and cancelled in July 2020.
As announced on October 29, 2020, the Board of Directors approved an additional share buyback program for 2021 of up to CHF 1.5 billion. We expect to buy back at least CHF 1.0 billion of shares in 2021, subject to market and economic conditions. We commenced the 2021 share buyback program on January 12, 2021 and are acquiring our own shares on a second trading line on the SIX, subject to deduction of applicable Swiss federal withholding tax. Shares repurchased in 2021 are expected to be cancelled by means of a capital reduction to be proposed at a future AGM of shareholders.
Changes to the Board of Directors
The Board of Directors of Credit Suisse Group AG is proposing for election António Horta-Osório as Chairman of the Board of Directors at the AGM to be held on April 30, 2021. The Board of Directors is also proposing Clare Brady and Blythe Masters for election as new non-executive members of the Board of Directors. Urs Rohner, Joaquin Riberio and John Tiner will not stand for re-election at the AGM. All other members of the Board of Directors will stand for re-election for a further term of office of one year.

Extraordinary General Meeting
In light of the COVID-19 pandemic and in response to a request by FINMA, on April 9, 2020, the Board of Directors made a revised dividend proposal to our shareholders for approval at the 2020 AGM. Instead of a total dividend of CHF 0.2776 per share for the financial year 2019, the Board of Directors proposed a cash distribution of CHF 0.1388 per share. At the 2020 AGM on April 30, 2020, our shareholders approved the proposal.
In order to distribute the full dividend amount of CHF 0.2776 as originally proposed to shareholders, the Board of Directors proposed a second dividend distribution equal to the first distribution of CHF 0.1388 gross per share, which was approved by shareholders at an Extraordinary General Meeting held on November 27, 2020.
For each distribution, 50% of the distribution was paid out of capital contribution reserves, free of Swiss withholding tax and not subject to income tax for Swiss resident individuals holding the shares as a private investment, and 50% percent was paid out of retained earnings, net of 35% Swiss withholding tax.
Dividend proposal
Our Board of Directors will propose to the shareholders at the AGM on April 30, 2021 a cash distribution of CHF 0.2926 per share for the financial year 2020. 50% of the distribution will be paid out of capital contribution reserves, free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment, and 50% will be paid out of retained earnings, net of 35% Swiss withholding tax.

Swiss Universal Bank
In 4Q20, we reported income before taxes of CHF 487 million and net revenues of CHF 1,393 million. For 2020, we reported income before taxes of CHF 2,104 million and net revenues of CHF 5,615 million.
Results summary
4Q20 results
In 4Q20, income before taxes of CHF 487 million decreased 44% compared to 4Q19. Net revenues of CHF 1,393 million decreased 20%, mainly driven by significantly lower other revenues. Other revenues in 4Q20 included a SIX equity investment revaluation gain of CHF 97 million, reflected in Private Clients and Corporate & Institutional Clients, an Allfunds Group equity investment revaluation gain of CHF 38 million in Corporate & Institutional Clients and gains on the sale of real estate of CHF 15 million in Private Clients. Other revenues in 4Q19 included a SIX equity investment revaluation gain of CHF 306 million, reflected in Private Clients and Corporate & Institutional Clients, and gains on the sale of real estate of CHF 106 million, mainly reflected in Private Clients. Provision for credit losses was CHF 66 million compared to CHF 43 million in 4Q19. Total operating expenses of CHF 840 million increased 2%, driven by litigation provisions of CHF 44 million in 4Q20, reflected in Corporate & Institutional Clients, partially offset by lower occupancy expenses.
Compared to 3Q20, income before taxes increased 13%. Net revenues increased 8%, driven by significantly higher other revenues reflecting the SIX equity investment revaluation gain, the Allfunds Group equity investment revaluation gain and the gains on the sale of real estate, partially offset by lower transaction-based revenues and lower recurring commissions and fees. Provision for credit losses was CHF 66 million compared to CHF 52 million in 3Q20. Total operating expenses increased 3%, driven by the litigation provisions in 4Q20 and higher discretionary compensation expenses, partially offset by lower restructuring expenses of CHF 3 million in 4Q20 compared to CHF 41 million in 3Q20 and lower occupancy expenses.
2020 results
In 2020, income before taxes of CHF 2,104 million decreased 18% compared to 2019. Net revenues of CHF 5,615 million decreased 5% compared to 2019, mainly due to lower other revenues. Other revenues in 2020 included the Pfandbriefbank equity investment revaluation gain of CHF 134 million in Private Clients in 2Q20, the SIX equity investment revaluation gain of CHF 97 million in Private Clients and Corporate & Institutional Clients in 4Q20, a gain related to the completed transfer of the Credit Suisse InvestLab AG (InvestLab) fund platform to Allfunds Group of CHF 25 million in 1Q20 and the Allfunds Group equity investment revaluation gain of CHF 38 million in 4Q20, both in Corporate & Institutional Clients, and gains on the sale of real estate of CHF 15 million in Private Clients. Other revenues in 2019 included the SIX equity investment revaluation gain of CHF 306 million in Private Clients and Corporate & Institutional Clients, gains on the sale of real estate of CHF 223 million, mainly reflected in Private Clients, and the gain related to the transfer of the InvestLab fund platform in Corporate & Institutional Clients of CHF 98 million.
Divisional results
	in / end of			% change		in / end of		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Statements of operations (CHF million)
Net revenues	1,393	1,294	1,734	8	(20)	5,615	5,905	(5)
Provision for credit losses	66	52	43	27	53	270	109	148
Compensation and benefits	499	478	489	4	2	1,975	1,945	2
General and administrative expenses	286	242	282	18	1	1,013	1,060	(4)
Commission expenses	52	51	53	2	(2)	209	218	(4)
Restructuring expenses	3	41	–	(93)	–	44	–	–
Total other operating expenses	341	334	335	2	2	1,266	1,278	(1)
Total operating expenses	840	812	824	3	2	3,241	3,223	1
Income before taxes	487	430	867	13	(44)	2,104	2,573	(18)
Statement of operations metrics (%)
Return on regulatory capital	15.8	13.8	26.9	–	–	17.1	20.2	–
Cost/income ratio	60.3	62.8	47.5	–	–	57.7	54.6	–
Number of employees and relationship managers
Number of employees (full-time equivalents)	13,220	13,190	12,560	0	5	13,220	12,560	5
Number of relationship managers	1,770	1,790	1,790	(1)	(1)	1,770	1,790	(1)

Recurring commissions and fees decreased 3%, driven by lower revenues from our investment in Swisscard and lower banking services fees. Net interest income was stable, with lower deposit margins on slightly lower average deposit volumes and lower treasury revenues, partially offset by lower loan margins on slightly higher average loan volumes. Transaction-based revenues increased 8%, mainly driven by higher brokerage and product issuing fees, higher revenues from Global Trading Solutions (GTS) and higher revenues from our Swiss investment banking business, partially offset by lower equity participations income, which included a lower dividend from our ownership interest in SIX Group. Provision for credit losses was CHF 270 million in 2020 on a net loan portfolio of CHF 176.3 billion, compared to CHF 109 million provision for credit losses on a net loan portfolio of CHF 170.8 billion in 2019. Provision for credit losses in 2020 mainly reflected the impact on our commodity trade finance and Swiss corporate portfolios from the expected deterioration of macroeconomic factors under the CECL methodology, primarily in 1Q20, and a single case in our commodity trade finance portfolio in 3Q20. Total operating expenses of CHF 3,241 million were stable, with litigation provisions of CHF 45 million as well as restructuring expenses mainly in connection with the integration of Neue Aargauer Bank of CHF 44 million in 2020, offset by lower allocated corporate function costs, lower professional services fees and lower occupancy expenses.
The COVID-19 pandemic negatively affected our business performance in 2020, including higher provision for credit losses, adverse foreign exchange-related movements and a sharp reduction in US dollar interest rates. We believe that the pandemic can be expected to have continued negative effects on major economies globally and could keep adversely affecting our business performance going forward, including lower interest rates and an impact on credit losses.
> Refer to “COVID-19 pandemic and related regulatory measures” in Credit Suisse for further information.
Capital and leverage metrics
As of the end of 4Q20, we reported RWA of CHF 81.3 billion, stable compared to the end of 3Q20, mainly related to a negative foreign exchange impact, offset by movements in risk levels, mainly reflecting increased lending exposures, and methodology and policy changes. Leverage exposure of CHF 295.5 billion was CHF 0.7 billion higher compared to the end of 3Q20, mainly driven by business growth.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Net revenue detail (CHF million)
Private Clients	750	700	968	7	(23)	3,055	3,186	(4)
Corporate & Institutional Clients	643	594	766	8	(16)	2,560	2,719	(6)
Net revenues	1,393	1,294	1,734	8	(20)	5,615	5,905	(5)
Net revenue detail (CHF million)
Net interest income	658	654	696	1	(5)	2,683	2,705	(1)
Recurring commissions and fees	352	367	385	(4)	(9)	1,440	1,489	(3)
Transaction-based revenues	244	281	257	(13)	(5)	1,235	1,144	8
Other revenues	139	(8)	396	–	(65)	257	567	(55)
Net revenues	1,393	1,294	1,734	8	(20)	5,615	5,905	(5)
Balance sheet statistics (CHF million)
Total assets	261,465	259,553	249,829	1	5	261,465	249,829	5
Net loans	176,332	174,352	170,772	1	3	176,332	170,772	3
of which Private Clients	118,223	118,130	116,158	0	2	118,223	116,158	2
Risk-weighted assets	81,288	81,815	80,489	(1)	1	81,288	80,489	1
Leverage exposure	295,507	294,775	284,798	0	4	295,507	284,798	4
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction-based income. Other revenues include fair value gains/(losses) on synthetic securitized loan portfolios and other gains and losses.

Reconciliation of adjusted results
	Private Clients			Corporate & Institutional Clients			Swiss Universal Bank
in	4Q20	3Q20	4Q19	4Q20	3Q20	4Q19	4Q20	3Q20	4Q19
Adjusted results (CHF million)
Net revenues	750	700	968	643	594	766	1,393	1,294	1,734
Real estate (gains)/losses	(15)	0	(104)	0	0	(2)	(15)	0	(106)
Adjusted net revenues	735	700	864	643	594	764	1,378	1,294	1,628
Provision for credit losses	17	5	11	49	47	32	66	52	43
Total operating expenses	476	495	483	364	317	341	840	812	824
Restructuring expenses	1	(36)	–	(4)	(5)	–	(3)	(41)	–
Major litigation provisions	0	0	0	(44)	0	0	(44)	0	0
Expenses related to real estate disposals	(3)	0	(1)	0	0	(1)	(3)	0	(2)
Adjusted total operating expenses	474	459	482	316	312	340	790	771	822
Income before taxes	257	200	474	230	230	393	487	430	867
Total adjustments	(13)	36	(103)	48	5	(1)	35	41	(104)
Adjusted income before taxes	244	236	371	278	235	392	522	471	763
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	17.0	15.1	23.7
	Private Clients		Corporate & Institutional Clients		Swiss Universal Bank
in	2020	2019	2020	2019	2020	2019
Adjusted results (CHF million)
Net revenues	3,055	3,186	2,560	2,719	5,615	5,905
Real estate (gains)/losses	(15)	(221)	0	(2)	(15)	(223)
Adjusted net revenues	3,040	2,965	2,560	2,717	5,600	5,682
Provision for credit losses	62	46	208	63	270	109
Total operating expenses	1,913	1,858	1,328	1,365	3,241	3,223
Restructuring expenses	(35)	–	(9)	–	(44)	–
Major litigation provisions	0	0	(45)	(3)	(45)	(3)
Expenses related to real estate disposals	(3)	(8)	0	(4)	(3)	(12)
Adjusted total operating expenses	1,875	1,850	1,274	1,358	3,149	3,208
Income before taxes	1,080	1,282	1,024	1,291	2,104	2,573
Total adjustments	23	(213)	54	5	77	(208)
Adjusted income before taxes	1,103	1,069	1,078	1,296	2,181	2,365
Adjusted return on regulatory capital (%)	–	–	–	–	17.7	18.6
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Private Clients
Results details
In 4Q20, income before taxes of CHF 257 million decreased 46% compared to 4Q19, driven by lower net revenues. Compared to 3Q20, income before taxes increased 29%, reflecting higher net revenues and lower total operating expenses, partially offset by higher provision for credit losses.
Net revenues
Compared to 4Q19, net revenues of CHF 750 million decreased 23%, mainly driven by lower other revenues. Other revenues in 4Q20 included a SIX equity investment revaluation gain of CHF 47 million and gains on the sale of real estate of CHF 15 million, while 4Q19 included a SIX equity investment revaluation gain of CHF 149 million and gains on the sale of real estate of CHF 104 million. Recurring commissions and fees of CHF 193 million decreased 9%, primarily reflecting lower revenues from our investment in Swisscard and lower fees from lending activities. Net interest income of CHF 403 million decreased 3%, with lower deposit margins on slightly higher average deposit volumes and lower treasury revenues, partially offset by lower loan margins on slightly higher average loan volumes. Transaction-based revenues of CHF 96 million increased 7%, driven by higher client activity.
Compared to 3Q20, net revenues increased 7%, mainly driven by higher other revenues, primarily reflecting the SIX equity investment revaluation gain and the gains on the sale of real estate. Net interest income increased 2%, with higher loan margins on stable average loan volumes and higher treasury revenues, partially offset by lower deposit margins on stable average deposit volumes. Transaction-based revenues decreased 9%, mainly due to a revaluation gain on an equity investment in 3Q20 and lower revenues from GTS, partially offset by higher client activity. Recurring commissions and fees decreased 3%, driven by lower revenues from our investment in Swisscard and lower banking services fees.
Provision for credit losses
The Private Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities and, to a lesser extent, consumer finance loans.
In 4Q20, Private Clients recorded provision for credit losses of CHF 17 million compared to provision for credit losses of CHF 11 million in 4Q19 and CHF 5 million in 3Q20. The provisions were primarily related to our consumer finance business.
Total operating expenses
Compared to 4Q19, total operating expenses of CHF 476 million were stable, with lower general and administrative expenses, offset by higher compensation and benefits. General and administrative expenses of CHF 154 million decreased 13%, mainly reflecting lower occupancy expenses and lower allocated corporate function costs. Compensation and benefits of CHF 298 million increased 6%, driven by higher allocated corporate function costs, partially offset by lower discretionary compensation expenses.
Compared to 3Q20, total operating expenses decreased 4%, driven by higher restructuring expenses in 3Q20, partially offset by higher compensation and benefits and higher general and administrative expenses. Compensation and benefits increased 5%, driven by higher discretionary compensation expenses and higher allocated corporate function costs. General and administrative expenses increased 3%, driven by higher professional services fees, increased advertising and marketing expenses and higher allocated corporate function costs, partially offset by lower occupancy expenses.
Margins
Our gross margin was 146 basis points in 4Q20, a decrease of 33 basis points compared to 4Q19, primarily reflecting significantly lower other revenues, partially offset by a 5.2% decrease in average assets under management. Compared to 3Q20, our gross margin was eight basis points higher, mainly driven by higher other revenues on stable average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was 50 basis points in 4Q20, a decrease of 37 basis points compared to 4Q19, primarily reflecting lower net revenues, partially offset by the lower average assets under management. Compared to 3Q20, our net margin was eleven basis points higher, reflecting higher net revenues and lower total operating expenses, partially offset by higher provision for credit losses on stable average assets under management.

Results - Private Clients
	in / end of			% change		in / end of		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Statements of operations (CHF million)
Net revenues	750	700	968	7	(23)	3,055	3,186	(4)
Provision for credit losses	17	5	11	240	55	62	46	35
Compensation and benefits	298	285	280	5	6	1,166	1,099	6
General and administrative expenses	154	149	177	3	(13)	617	656	(6)
Commission expenses	25	25	26	0	(4)	95	103	(8)
Restructuring expenses	(1)	36	–	–	–	35	–	–
Total other operating expenses	178	210	203	(15)	(12)	747	759	(2)
Total operating expenses	476	495	483	(4)	(1)	1,913	1,858	3
Income before taxes	257	200	474	29	(46)	1,080	1,282	(16)
Statement of operations metrics (%)
Cost/income ratio	63.5	70.7	49.9	–	–	62.6	58.3	–
Net revenue detail (CHF million)
Net interest income	403	396	414	2	(3)	1,614	1,580	2
Recurring commissions and fees	193	199	212	(3)	(9)	775	826	(6)
Transaction-based revenues	96	106	90	(9)	7	480	412	17
Other revenues	58	(1)	252	–	(77)	186	368	(49)
Net revenues	750	700	968	7	(23)	3,055	3,186	(4)
Margins on assets under management (annualized) (bp)
Gross margin [1]	146	138	179	–	–	149	150	–
Net margin [2]	50	39	87	–	–	53	60	–
Number of relationship managers
Number of relationship managers	1,290	1,310	1,280	(2)	1	1,290	1,280	1
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Assets under management
As of the end of 4Q20, assets under management of CHF 208.6 billion were CHF 3.6 billion higher compared to the end of 3Q20, mainly driven by favorable market movements, partially offset by net asset outflows. Net asset outflows of CHF 2.1 billion were primarily driven by a small number of individual cases in the ultra-high-net-worth (UHNW) client segment and the usual seasonal slowdown in the fourth quarter.
As of the end of 2020, assets under management of CHF 208.6 billion were CHF 9.0 billion lower compared to the end of 2019, mainly due to net asset outflows and unfavorable foreign exchange-related movements, partially offset by favorable market movements. Net asset outflows of CHF 5.9 billion mainly reflected outflows in the UHNW client segment, driven by a single outflow in 1Q20.

Assets under management – Private Clients
	in / end of			% change		in / end of		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Assets under management (CHF billion)
Assets under management	208.6	205.0	217.6	1.8	(4.1)	208.6	217.6	(4.1)
Average assets under management	205.5	203.5	216.8	1.0	(5.2)	205.0	212.8	(3.7)
Assets under management by currency (CHF billion)
USD	34.8	33.9	36.0	2.7	(3.3)	34.8	36.0	(3.3)
EUR	19.3	18.9	20.2	2.1	(4.5)	19.3	20.2	(4.5)
CHF	145.7	144.7	151.9	0.7	(4.1)	145.7	151.9	(4.1)
Other	8.8	7.5	9.5	17.3	(7.4)	8.8	9.5	(7.4)
Assets under management	208.6	205.0	217.6	1.8	(4.1)	208.6	217.6	(4.1)
Growth in assets under management (CHF billion)
Net new assets	(2.1)	2.0	(0.5)	–	–	(5.9)	3.4	–
Other effects	5.7	1.2	3.9	–	–	(3.1)	16.2	–
of which market movements	7.7	2.2	5.0	–	–	1.9	18.7	–
of which foreign exchange	(1.5)	(0.7)	(0.9)	–	–	(3.8)	(1.5)	–
of which other	(0.5)	(0.3)	(0.2)	–	–	(1.2)	(1.0)	–
Growth in assets under management	3.6	3.2	3.4	–	–	(9.0)	19.6	–
Growth in assets under management (annualized) (%)
Net new assets	(4.1)	4.0	(0.9)	–	–	(2.7)	1.7	–
Other effects	11.1	2.3	7.2	–	–	(1.4)	8.2	–
Growth in assets under management (annualized)	7.0	6.3	6.3	–	–	(4.1)	9.9	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	(2.7)	(2.0)	1.7	–	–	–	–	–
Other effects	(1.4)	(2.3)	8.2	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	(4.1)	(4.3)	9.9	–	–	–	–	–
Corporate & Institutional Clients
Results details
In 4Q20, income before taxes of CHF 230 million decreased 41% compared to 4Q19, mainly driven by lower net revenues. Compared to 3Q20, income before taxes was stable, with higher net revenues offset by higher total operating expenses.
Net revenues
Compared to 4Q19, net revenues of CHF 643 million decreased 16%, mainly driven by lower other revenues. Other revenues in 4Q20 included a SIX equity investment revaluation gain of CHF 50 million and the Allfunds Group equity investment revaluation gain of CHF 38 million, while 4Q19 included a SIX equity investment revaluation gain of CHF 157 million. Net interest income of CHF 255 million decreased 10%, mainly reflecting lower deposit margins on stable average deposit volumes and lower treasury revenues. Transaction-based revenues of CHF 148 million decreased 11%, driven by a negative revaluation impact on equity investments, lower fees from foreign exchange client business and lower revenues from GTS, partially offset by higher brokerage and product issuing fees. Recurring commissions and fees of CHF 159 million decreased 8%, driven by lower fees from lending activities, lower banking services fees and lower security account and custody services fees, partially offset by higher investment product management fees.

Results – Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Statements of operations (CHF million)
Net revenues	643	594	766	8	(16)	2,560	2,719	(6)
Provision for credit losses	49	47	32	4	53	208	63	230
Compensation and benefits	201	193	209	4	(4)	809	846	(4)
General and administrative expenses	132	93	105	42	26	396	404	(2)
Commission expenses	27	26	27	4	0	114	115	(1)
Restructuring expenses	4	5	–	(20)	–	9	–	–
Total other operating expenses	163	124	132	31	23	519	519	0
Total operating expenses	364	317	341	15	7	1,328	1,365	(3)
Income before taxes	230	230	393	0	(41)	1,024	1,291	(21)
Statement of operations metrics (%)
Cost/income ratio	56.6	53.4	44.5	–	–	51.9	50.2	–
Net revenue detail (CHF million)
Net interest income	255	258	282	(1)	(10)	1,069	1,125	(5)
Recurring commissions and fees	159	168	173	(5)	(8)	665	663	0
Transaction-based revenues	148	175	167	(15)	(11)	755	732	3
Other revenues	81	(7)	144	–	(44)	71	199	(64)
Net revenues	643	594	766	8	(16)	2,560	2,719	(6)
Number of relationship managers
Number of relationship managers	480	480	510	0	(6)	480	510	(6)
Compared to 3Q20, net revenues increased 8%, mainly due to the SIX equity investment revaluation gain and the Allfunds Group equity investment revaluation gain reflected in other revenues, partially offset by lower transaction-based revenues and lower recurring commissions and fees. Transaction-based revenues decreased 15%, driven by the negative revaluation impact on equity investments, lower revenues from our Swiss investment banking business and lower revenues from GTS, partially offset by higher client activity. Recurring commissions and fees decreased 5%, mainly reflecting lower fees from lending activities. Net interest income was stable, with lower deposit margins on stable average deposit volumes, offset by higher loan margins on slightly higher average loan volumes and higher treasury revenues.
Provision for credit losses
The Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by real estate, securities and other financial collateral.
In 4Q20, Corporate & Institutional Clients recorded provision for credit losses of CHF 49 million compared to CHF 32 million in 4Q19 and CHF 47 million in 3Q20. The provision for credit losses in 4Q20 reflected several individual cases across various industries.
Total operating expenses
Compared to 4Q19, total operating expenses of CHF 364 million increased 7%, mainly driven by higher general and administrative expenses. General and administrative expenses of CHF 132 million increased 26%, primarily reflecting litigation provisions of CHF 44 million in 4Q20, partially offset by lower allocated corporate function costs and lower occupancy expenses. Compensation and benefits of CHF 201 million decreased 4%, driven by lower salary expenses.
Compared to 3Q20, total operating expenses increased 15%, mainly driven by higher general and administrative expenses. General and administrative expenses increased 42%, primarily driven by the litigation provisions in 4Q20. Compensation and benefits increased 4%, driven by higher discretionary compensation expenses.
Assets under management
As of the end of 4Q20, assets under management of CHF 462.6 billion were CHF 21.6 billion higher compared to the end of 3Q20, mainly driven by favorable market movements. Net new assets of CHF 3.8 billion mainly reflected inflows from our pension business.
As of the end of 2020, assets under management of CHF 462.6 billion were CHF 26.2 billion higher compared to the end of 2019, mainly driven by favorable market movements and net new assets, partially offset by unfavorable foreign exchange-related movements. Net new assets of CHF 13.7 billion mainly reflected inflows from our pension business.

International Wealth Management
In 4Q20, we reported a loss before taxes of CHF 12 million and net revenues of CHF 952 million. For 2020, we reported income before taxes of CHF 1,052 million and net revenues of CHF 4,837 million.
Results summary
4Q20 results
In 4Q20, we reported a loss before taxes of CHF 12 million compared to income before taxes of CHF 630 million in 4Q19. Net revenues of CHF 952 million decreased 42%, driven by the impairment loss of CHF 414 million from York in Asset Management, reflected in other revenues. Other revenues in 4Q20 also included a SIX equity revaluation gain of CHF 61 million and an Allfunds Group equity investment revaluation gain of CHF 51 million, while 4Q19 included a SIX equity investment revaluation gain of CHF 192 million and a gain on the sale of real estate of CHF 32 million, all reflected in Private Banking. Provision for credit losses was CHF 25 million compared to CHF 17 million in 4Q19. Total operating expenses of CHF 939 million decreased 5%, with lower compensation and benefits and lower general and administrative expenses, partially offset by restructuring expenses of CHF 26 million in 4Q20.
Compared to 3Q20, income before taxes decreased significantly. Net revenues decreased 17%, mainly reflecting the impairment loss from York in Asset Management, partially offset by higher transaction- and performance-based revenues, the SIX equity investment revaluation gain and the Allfunds Group equity investment revaluation gain, both reflected in Private Banking, and higher recurring commissions and fees. Provision for credit losses was CHF 25 million compared to CHF 12 million in 3Q20. Total operating expenses increased 3%, reflecting higher general and administrative expenses, partially offset by lower compensation and benefits.
2020 results
In 2020, income before taxes of CHF 1,052 million decreased 49% compared to 2019. Net revenues of CHF 4,837 million decreased 17% compared to 2019, driven by the impairment loss of CHF 414 million from York in Asset Management, reflected in other revenues. Other revenues in 2020 also included a gain of CHF 218 million related to the completed transfer of the InvestLab fund platform in 1Q20, reflected in Asset Management and Private Banking, as well as the SIX equity investment revaluation gain of CHF 61 million and the Allfunds Group equity investment revaluation gain of CHF 51 million in 4Q20, both reflected in Private Banking. Other revenues in 2019 included the SIX equity investment revaluation gain of CHF 192 million, the gain of CHF 131 million related to the transfer of the InvestLab fund platform and gains on the sale of real estate of CHF 45 million, all reflected in Private Banking. Transaction- and performance-based revenues decreased 11%, mainly driven by the gains on the sale of our remaining economic interest in a third-party manager relating to a private equity investment in Asset Management in 2019. Net interest income decreased 11%, driven by lower deposit margins on higher average deposit volumes, lower loan margins on lower average loan volumes and lower treasury revenues. Recurring commissions and fees decreased 4%.
Divisional results
	in / end of			% change		in / end of		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Statements of operations (CHF million)
Net revenues	952	1,142	1,636	(17)	(42)	4,837	5,816	(17)
Provision for credit losses	25	12	17	108	47	110	49	124
Compensation and benefits	551	563	609	(2)	(10)	2,310	2,377	(3)
General and administrative expenses	300	267	322	12	(7)	1,080	1,103	(2)
Commission expenses	62	56	58	11	7	230	222	4
Restructuring expenses	26	29	–	(10)	–	55	–	–
Total other operating expenses	388	352	380	10	2	1,365	1,325	3
Total operating expenses	939	915	989	3	(5)	3,675	3,702	(1)
Income/(loss) before taxes	(12)	215	630	–	–	1,052	2,065	(49)
Statement of operations metrics (%)
Return on regulatory capital	(0.9)	15.7	44.5	–	–	19.6	37.3	–
Cost/income ratio	98.6	80.1	60.5	–	–	76.0	63.7	–
Number of employees (full-time equivalents)
Number of employees	9,850	9,840	10,230	0	(4)	9,850	10,230	(4)

Provision for credit losses was CHF 110 million on a net loan portfolio of CHF 52.2 billion, compared to CHF 49 million provision for credit losses on a net loan portfolio of CHF 53.8 billion in 2019. Provision for credit losses in 2020 were mainly related to ship finance. Total operating expenses of CHF 3,675 million were stable compared to 2019, with lower compensation and benefits, mainly reflecting lower discretionary compensation expenses, and lower general and administrative expenses, mainly due to lower allocated corporate function costs, offset by restructuring expenses of CHF 55 million in 2020.
Results in 4Q20 and 2020 were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which adversely impacted revenues, but favorably impacted expenses.
The COVID-19 pandemic negatively affected our business performance in 2020, including higher provision for credit losses, adverse foreign exchange-related movements and a sharp reduction in US dollar interest rates. The outlook of our business is uncertain due to the continued pandemic and its related economic impacts, including lower interest rates and potential credit losses. Potentially lower average assets under management due to the volatility in financial markets, lower performance fees and investment-related revenues and a shift towards lower risk asset classes may continue to impact results in our Asset Management business.
> Refer to “COVID-19 pandemic and related regulatory measures” in Credit Suisse for further information.
Capital and leverage metrics
As of the end of 4Q20, we reported RWA of CHF 43.0 billion, a decrease of CHF 2.0 billion compared to the end of 3Q20, mainly related to movements in risk levels, primarily driven by the impairment loss from York and a decreased advanced CVA due to a reduction in derivative exposures, and a negative foreign exchange impact. This was partially offset by methodology and policy changes, reflecting the phase-in of certain Basel III revisions for credit risk, primarily related to the standardized approach for counterparty credit risk (SA-CCR). Leverage exposure of CHF 104.0 billion was CHF 1.2 billion lower compared to the end of 3Q20, mainly driven by a negative foreign exchange impact, partially offset by business growth.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Net revenue detail (CHF million)
Private Banking	974	836	1,186	17	(18)	3,747	4,181	(10)
Asset Management	(22)	306	450	–	–	1,090	1,635	(33)
Net revenues	952	1,142	1,636	(17)	(42)	4,837	5,816	(17)
Net revenue detail (CHF million)
Net interest income	304	302	368	1	(17)	1,265	1,419	(11)
Recurring commissions and fees	557	522	580	7	(4)	2,139	2,231	(4)
Transaction- and performance-based revenues	433	336	441	29	(2)	1,598	1,801	(11)
Other revenues	(342)	(18)	247	–	–	(165)	365	–
Net revenues	952	1,142	1,636	(17)	(42)	4,837	5,816	(17)
Balance sheet statistics (CHF million)
Total assets	95,206	96,162	91,277	(1)	4	95,206	91,277	4
Net loans	52,189	52,557	53,794	(1)	(3)	52,189	53,794	(3)
of which Private Banking	52,175	52,541	53,771	(1)	(3)	52,175	53,771	(3)
Risk-weighted assets	43,000	44,955	43,529	(4)	(1)	43,000	43,529	(1)
Leverage exposure	104,014	105,238	99,085	(1)	5	104,014	99,085	5

Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	4Q20	3Q20	4Q19	4Q20	3Q20	4Q19	4Q20	3Q20	4Q19
Adjusted results (CHF million)
Net revenues	974	836	1,186	(22)	306	450	952	1,142	1,636
Real estate (gains)/losses	0	0	(32)	0	0	0	0	0	(32)
Adjusted net revenues	974	836	1,154	(22)	306	450	952	1,142	1,604
Provision for credit losses	31	8	17	(6)	4	0	25	12	17
Total operating expenses	650	631	678	289	284	311	939	915	989
Restructuring expenses	(21)	(16)	–	(5)	(13)	–	(26)	(29)	–
Major litigation provisions	(1)	(20)	3	0	0	0	(1)	(20)	3
Expenses related to real estate disposals	(3)	(3)	(7)	(1)	(1)	(2)	(4)	(4)	(9)
Adjusted total operating expenses	625	592	674	283	270	309	908	862	983
Income/(loss) before taxes	293	197	491	(305)	18	139	(12)	215	630
Total adjustments	25	39	(28)	6	14	2	31	53	(26)
Adjusted income/(loss) before taxes	318	236	463	(299)	32	141	19	268	604
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	1.4	19.5	42.6
	Private Banking		Asset Management		International Wealth Management
in	2020	2019	2020	2019	2020	2019
Adjusted results (CHF million)
Net revenues	3,747	4,181	1,090	1,635	4,837	5,816
Real estate (gains)/losses	0	(45)	0	0	0	(45)
Adjusted net revenues	3,747	4,136	1,090	1,635	4,837	5,771
Provision for credit losses	110	48	0	1	110	49
Total operating expenses	2,546	2,547	1,129	1,155	3,675	3,702
Restructuring expenses	(37)	–	(18)	–	(55)	–
Major litigation provisions	11	30	0	0	11	30
Expenses related to real estate disposals	(5)	(17)	(2)	(4)	(7)	(21)
Adjusted total operating expenses	2,515	2,560	1,109	1,151	3,624	3,711
Income/(loss) before taxes	1,091	1,586	(39)	479	1,052	2,065
Total adjustments	31	(58)	20	4	51	(54)
Adjusted income/(loss) before taxes	1,122	1,528	(19)	483	1,103	2,011
Adjusted return on regulatory capital (%)	–	–	–	–	20.6	36.3
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Private Banking
Results details
In 4Q20, income before taxes of CHF 293 million decreased 40% compared to 4Q19, mainly reflecting lower net revenues, partially offset by lower total operating expenses. Compared to 3Q20, income before taxes increased 49%, driven by higher net revenues, partially offset by higher provision for credit losses and higher total operating expenses.
Net revenues
Compared to 4Q19, net revenues of CHF 974 million decreased 18%, reflecting lower revenues across all major revenue categories. Other revenues in 4Q20 included the SIX equity investment revaluation gain of CHF 61 million and the Allfunds Group equity investment revaluation gain of CHF 51 million, while 4Q19 included the SIX equity investment revaluation gain of CHF 192 million and the gain on the sale of real estate of CHF 32 million. Net interest income of CHF 304 million decreased 17%, mainly reflecting lower deposit margins on higher average deposit volumes and lower loan margins on lower average loan volumes. Recurring commissions and fees of CHF 297 million decreased 7%, primarily reflecting lower discretionary mandate management fees, lower security account and custody services fees and lower banking services fees. Transaction- and performance-based revenues of CHF 261 million decreased 3%, mainly driven by lower performance fees, lower corporate advisory fees from integrated solutions and lower revenues from GTS, partially offset by higher brokerage and product issuing fees.
Compared to 3Q20, net revenues increased 17%, mainly reflecting the SIX equity investment revaluation gain and the Allfunds Group equity investment revaluation gain in other revenues and higher recurring commissions and fees. Recurring commissions and fees increased 9%, mainly driven by higher fees from lending activities and higher investment product management fees. Transaction- and performance-based revenues were stable, with year-end performance fees and higher brokerage and product issuing fees offset by lower revenues from GTS. Net interest income was stable, reflecting lower deposit margins on slightly higher average deposit volumes, offset by higher treasury revenues and stable loan margins on slightly higher average loan volumes.
Provision for credit losses
The Private Banking loan portfolio primarily comprises lombard loans, mainly backed by listed securities, ship finance and real estate mortgages.
In 4Q20, provision for credit losses was CHF 31 million, compared to CHF 17 million in 4Q19 and CHF 8 million in 3Q20. The provisions were primarily related to the application of the CECL methodology and two individual cases.
Total operating expenses
Compared to 4Q19, total operating expenses of CHF 650 million decreased 4%, mainly reflecting lower compensation and benefits and lower general and administrative expenses, partially offset by restructuring expenses of CHF 21 million in 4Q20. Compensation and benefits of CHF 397 million decreased 7%, mainly driven by lower discretionary compensation expenses. General and administrative expenses of CHF 195 million decreased 8%, primarily reflecting lower litigation provisions, lower allocated corporate function costs and decreased travel and entertainment expenses, partially offset by higher professional services fees.
Compared to 3Q20, total operating expenses increased 3%, with higher general and administrative expenses and higher restructuring expenses. General and administrative expenses increased 7%, mainly reflecting higher professional services fees and higher allocated corporate function costs, partially offset by lower litigation provisions. 4Q20 included restructuring expenses of CHF 21 million compared to CHF 16 million in 3Q20. Compensation and benefits were stable, primarily reflecting lower allocated corporate function costs, offset by higher discretionary compensation expenses and higher deferred compensation expenses from prior-year awards.
Margins
Our gross margin was 109 basis points in 4Q20, a decrease of 19 basis points compared to 4Q19, driven by lower other revenues and lower net interest income, partially offset by a 3.8% decrease in average assets under management. Compared to 3Q20, our gross margin was 13 basis points higher, mainly reflecting higher other revenues, partially offset by a 2.8% increase in average assets under management.
> Refer to “Assets under management” for further information.
Our net margin was 33 basis points in 4Q20, a decrease of 20 basis points compared to 4Q19, mainly reflecting lower net revenues, partially offset by lower total operating expenses and the lower average assets under management. Our net margin was ten basis points higher compared to 3Q20, mainly reflecting higher net revenues, partially offset by higher provision for credit losses, higher total operating expenses and the higher average assets under management.

Results – Private Banking
	in / end of			% change		in / end of		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Statements of operations (CHF million)
Net revenues	974	836	1,186	17	(18)	3,747	4,181	(10)
Provision for credit losses	31	8	17	288	82	110	48	129
Compensation and benefits	397	398	429	0	(7)	1,658	1,688	(2)
General and administrative expenses	195	182	213	7	(8)	707	710	0
Commission expenses	37	35	36	6	3	144	149	(3)
Restructuring expenses	21	16	–	31	–	37	–	–
Total other operating expenses	253	233	249	9	2	888	859	3
Total operating expenses	650	631	678	3	(4)	2,546	2,547	0
Income before taxes	293	197	491	49	(40)	1,091	1,586	(31)
Statement of operations metrics (%)
Cost/income ratio	66.7	75.5	57.2	–	–	67.9	60.9	–
Net revenue detail (CHF million)
Net interest income	304	302	368	1	(17)	1,265	1,419	(11)
Recurring commissions and fees	297	272	319	9	(7)	1,136	1,205	(6)
Transaction- and performance-based revenues	261	259	270	1	(3)	1,221	1,186	3
Other revenues	112	3	229	–	(51)	125	371	(66)
Net revenues	974	836	1,186	17	(18)	3,747	4,181	(10)
Margins on assets under management (annualized) (bp)
Gross margin [1]	109	96	128	–	–	107	115	–
Net margin [2]	33	23	53	–	–	31	44	–
Number of relationship managers
Number of relationship managers	1,140	1,130	1,150	1	(1)	1,140	1,150	(1)
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income, equity participations income and other transaction- and performance-based income.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Assets under management
As of the end of 4Q20, assets under management of CHF 365.4 billion were CHF 13.4 billion higher compared to the end of 3Q20, mainly driven by favorable market movements and net new assets, partially offset by unfavorable foreign exchange-related movements. Net new assets of CHF 4.3 billion reflected inflows from both emerging markets and Western Europe.
As of the end of 2020, assets under management of CHF 365.4 billion were CHF 4.6 billion lower compared to the end of 2019, driven by unfavorable foreign exchange-related movements, partially offset by net new assets and favorable market movements. Net new assets of CHF 16.7 billion mainly reflected inflows from both emerging markets and Western Europe.

Assets under management – Private Banking
	in / end of			% change		in / end of		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Assets under management (CHF billion)
Assets under management	365.4	352.0	370.0	3.8	(1.2)	365.4	370.0	(1.2)
Average assets under management	356.4	346.8	370.6	2.8	(3.8)	349.8	364.5	(4.0)
Assets under management by currency (CHF billion)
USD	180.5	176.2	179.2	2.4	0.7	180.5	179.2	0.7
EUR	110.4	105.1	101.4	5.0	8.9	110.4	101.4	8.9
CHF	17.9	17.7	18.7	1.1	(4.3)	17.9	18.7	(4.3)
Other	56.6	53.0	70.7	6.8	(19.9)	56.6	70.7	(19.9)
Assets under management	365.4	352.0	370.0	3.8	(1.2)	365.4	370.0	(1.2)
Growth in assets under management (CHF billion)
Net new assets	4.3	6.9	0.6	–	–	16.7	11.0	–
Other effects	9.1	0.6	4.2	–	–	(21.3)	1.5	–
of which market movements	16.6	7.5	8.8	–	–	11.6	31.1	–
of which foreign exchange	(6.7)	(4.7)	(4.3)	–	–	(28.8)	(8.2)	–
of which other	(0.8)	(2.2)	(0.3)	–	–	(4.1)	(21.4)	–
Growth in assets under management	13.4	7.5	4.8	–	–	(4.6)	12.5	–
Growth in assets under management (annualized) (%)
Net new assets	4.9	8.0	0.7	–	–	4.5	3.1	–
Other effects	10.3	0.7	4.6	–	–	(5.7)	0.4	–
Growth in assets under management (annualized)	15.2	8.7	5.3	–	–	(1.2)	3.5	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	4.5	3.6	3.1	–	–	–	–	–
Other effects	(5.7)	(7.2)	0.4	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	(1.2)	(3.6)	3.5	–	–	–	–	–
Asset Management
Results details
In 4Q20, we reported a loss before taxes of CHF 305 million compared to income before taxes of CHF 139 million in 4Q19 and CHF 18 million in 3Q20. The decreases mainly reflected negative net revenues due to the impairment loss from York.
Net revenues
In 4Q20, we reported negative net revenues of CHF 22 million compared to net revenues of CHF 450 million in 4Q19, mainly driven by the CHF 414 million impairment loss from York reflected in investment and partnership income. Management fees of CHF 269 million decreased 4%, mainly from lower real estate-related transaction fees. Performance and placement revenues of CHF 115 million increased 25%, primarily reflecting higher performance fees.
Compared to 3Q20, the decrease in net revenues was mainly driven by the impairment loss from York reflected in investment and partnership income. Performance and placement revenues increased significantly, primarily from year-end performance fees and higher placement fees. Management fees increased 3%, mainly reflecting higher average assets under management.

Results – Asset Management
	in / end of			% change		in / end of		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Statements of operations (CHF million)
Net revenues	(22)	306	450	–	–	1,090	1,635	(33)
Provision for credit losses	(6)	4	0	–	–	0	1	(100)
Compensation and benefits	154	165	180	(7)	(14)	652	689	(5)
General and administrative expenses	105	85	109	24	(4)	373	393	(5)
Commission expenses	25	21	22	19	14	86	73	18
Restructuring expenses	5	13	–	(62)	–	18	–	–
Total other operating expenses	135	119	131	13	3	477	466	2
Total operating expenses	289	284	311	2	(7)	1,129	1,155	(2)
Income/(loss) before taxes	(305)	18	139	–	–	(39)	479	–
Statement of operations metrics (%)
Cost/income ratio	–	92.8	69.1	–	–	103.6	70.6	–
Net revenue detail (CHF million)
Management fees	269	261	280	3	(4)	1,050	1,112	(6)
Performance and placement revenues	115	40	92	188	25	170	244	(30)
Investment and partnership income	(406)	5	78	–	–	(130)	279	–
Net revenues	(22)	306	450	–	–	1,090	1,635	(33)
of which recurring commissions and fees	260	250	261	4	0	1,003	1,026	(2)
of which transaction- and performance-based revenues	172	77	171	123	1	377	615	(39)
of which other revenues	(454)	(21)	18	–	–	(290)	(6)	–
Management fees include fees on assets under management, asset administration revenues and transaction fees related to the acquisition and disposal of investments in the funds being managed. Performance revenues relate to the performance or return of the funds being managed and includes investment-related gains and losses from proprietary funds. Placement revenues arise from our third-party private equity fundraising activities and secondary private equity market advisory services. Investment and partnership income includes equity participation income from seed capital returns and from minority investments in third-party asset managers, income from strategic partnerships and distribution agreements, and other revenues.

Total operating expenses
Compared to 4Q19, total operating expenses of CHF 289 million decreased 7%, mainly reflecting lower compensation and benefits. Compensation and benefits of CHF 154 million decreased 14%, mainly reflecting lower discretionary compensation expenses, partially offset by higher allocated corporate function costs. General and administrative expenses of CHF 105 million decreased 4%, mainly driven by lower professional services fees and lower travel and entertainment expenses.
Compared to 3Q20, total operating expenses were stable, reflecting higher general and administrative expenses, offset by lower compensation and benefits and lower restructuring expenses. General and administrative expenses increased 24%, mainly reflecting higher professional services fees. Compensation and benefits decreased 7%, primarily reflecting lower discretionary compensation expenses, partially offset by higher allocated corporate function costs. 4Q20 included restructuring expenses of CHF 5 million compared to CHF 13 million in 3Q20.
Assets under management
As of the end of 4Q20, assets under management of CHF 440.3 billion were CHF 1.8 billion higher compared to the end of 3Q20, reflecting favorable market movements and net new assets, partially offset by structural effects and unfavorable foreign exchange-related movements. Net new assets of CHF 6.3 billion mainly reflected inflows from traditional investments and an emerging market joint venture, partially offset by outflows in alternative investments. Structural effects included CHF 14.8 billion relating to the sale of Wincasa AG in 2012 following the conclusion in 4Q20 of a transition period regarding the related assets under management.
As of the end of 2020, assets under management of CHF 440.3 billion were CHF 2.4 billion higher compared to the end of 2019, mainly reflecting favorable market movements and net new assets, partially offset by structural effects and unfavorable foreign exchange-related movements. Net new assets of CHF 15.5 billion mainly reflected inflows from traditional investments.

Assets under management – Asset Management
	in / end of				% change		in / end of			% change
	4Q20		3Q20	4Q19	QoQ	YoY	2020		2019	YoY
Assets under management (CHF billion)
Traditional investments	285.8		268.7	262.8	6.4	8.8	285.8		262.8	8.8
Alternative investments	109.5		128.7	130.6	(14.9)	(16.2)	109.5		130.6	(16.2)
Investments and partnerships	45.0		41.1	44.5	9.5	1.1	45.0		44.5	1.1
Assets under management	440.3		438.5	437.9	0.4	0.5	440.3		437.9	0.5
Average assets under management	440.2		429.5	433.3	2.5	1.6	428.7		416.3	3.0
Assets under management by currency (CHF billion)
USD	120.8		120.8	119.8	0.0	0.8	120.8		119.8	0.8
EUR	57.5		54.2	54.8	6.1	4.9	57.5		54.8	4.9
CHF	213.5		219.9	215.3	(2.9)	(0.8)	213.5		215.3	(0.8)
Other	48.5		43.6	48.0	11.2	1.0	48.5		48.0	1.0
Assets under management	440.3		438.5	437.9	0.4	0.5	440.3		437.9	0.5
Growth in assets under management (CHF billion)
Net new assets [1]	6.3		5.0	7.5	–	–	15.5		21.5	–
Other effects	(4.5)		9.7	4.4	–	–	(13.1)		27.7	–
of which market movements	18.6		11.8	8.5	–	–	18.4		33.7	–
of which foreign exchange	(5.3)		(2.6)	(3.7)	–	–	(14.2)		(5.3)	–
of which other	(17.8)	[2]	0.5	(0.4)	–	–	(17.3)	[2]	(0.7)	–
Growth in assets under management	1.8		14.7	11.9	–	–	2.4		49.2	–
Growth in assets under management (annualized) (%)
Net new assets	5.7		4.7	7.0	–	–	3.5		5.5	–
Other effects	(4.1)		9.2	4.2	–	–	(3.0)		7.2	–
Growth in assets under management	1.6		13.9	11.2	–	–	0.5		12.7	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.5		3.9	5.5	–	–	–		–	–
Other effects	(3.0)		(1.0)	7.2	–	–	–		–	–
Growth in assets under management (rolling four-quarter average)	0.5		2.9	12.7	–	–	–		–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Includes CHF 14.8 billion relating to the sale of Wincasa AG in 2012 following the conclusion in 4Q20 of a transition period regarding the related assets under management.

Asia Pacific
In 4Q20, we reported income before taxes of CHF 237 million and net revenues of CHF 784 million. For 2020, we reported income before taxes of CHF 828 million and net revenues of CHF 3,155 million.
Results summary
4Q20 results
In 4Q20, income before taxes of CHF 237 million increased 18% compared to 4Q19. Net revenues of CHF 784 million increased 5%, mainly driven by higher transaction-based revenues and an Allfunds Group equity investment revaluation gain of CHF 38 million reflected in other revenues, partially offset by lower net interest income. Provision for credit losses was CHF 6 million in 4Q20 compared to CHF 14 million in 4Q19. Total operating expenses of CHF 541 million were stable, primarily reflecting higher compensation and benefits, offset by lower commission expenses.
Compared to 3Q20, income before taxes increased 34%. Net revenues increased 8%, primarily driven by the Allfunds Group equity investment revaluation gain and higher transaction-based revenues, partially offset by lower net interest income. Provision for credit losses was CHF 6 million compared to CHF 45 million in 3Q20. Total operating expenses increased 7%, mainly due to higher general and administrative expenses and higher compensation and benefits.
2020 results
In 2020, income before taxes of CHF 828 million decreased 10% compared to 2019, mainly due to higher provision for credit losses, partially offset by higher net revenues. Net revenues of CHF 3,155 million increased 4%, driven by higher transaction-based revenues, partially offset by lower net interest income, lower other revenues and lower recurring commissions and fees. Other revenues in 2020 included a gain of CHF 25 million related to the completed transfer of the InvestLab fund platform to Allfunds Group and the Allfunds Group equity investment revaluation gain of CHF 38 million. Other revenues in 2019 included a gain of CHF 98 million related to the transfer of the InvestLab fund platform. Provision for credit losses was CHF 236 million on a net loan portfolio of CHF 38.6 billion compared to CHF 55 million of provision for credit losses on a net loan portfolio of CHF 46.0 billion in 2019. Provision for credit losses in 2020 was driven by several individual cases across various industries, including relating to airline, catering and food and beverage companies. Compared to 2019, total operating expenses of CHF 2,091 million increased 2%, primarily reflecting higher compensation and benefits.
Divisional results
	in / end of			% change		in / end of		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Statements of operations (CHF million)
Net revenues	784	728	750	8	5	3,155	3,029	4
Provision for credit losses	6	45	14	(87)	(57)	236	55	329
Compensation and benefits	341	324	332	5	3	1,319	1,285	3
General and administrative expenses	162	145	164	12	(1)	614	620	(1)
Commission expenses	36	35	39	3	(8)	154	147	5
Restructuring expenses	2	2	–	–	–	4	–	–
Total other operating expenses	200	182	203	10	(1)	772	767	1
Total operating expenses	541	506	535	7	1	2,091	2,052	2
Income before taxes	237	177	201	34	18	828	922	(10)
Statement of operations metrics (%)
Return on regulatory capital	27.0	19.4	18.4	–	–	22.0	21.3	–
Cost/income ratio	69.0	69.5	71.3	–	–	66.3	67.7	–
Number of employees (full-time equivalents)
Number of employees	6,890	6,880	6,530	0	6	6,890	6,530	6

Results in 4Q20 and 2020 were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which adversely impacted revenues, but favorably impacted expenses.
Our operating environment and results in 2020 were significantly influenced by the global impact of the COVID-19 pandemic. Reactions of investors and central banks and a sharp reduction in US dollar interest rates significantly increased volatility in financial markets and led to higher credit losses. These effects could have an impact on our results, including potentially adverse impacts on credit losses and mark-to-market losses in our financing business.
> Refer to “COVID-19 pandemic and related regulatory measures” in Credit Suisse for further information.
Capital and leverage metrics
As of the end of 4Q20, we reported RWA of CHF 26.6 billion, stable compared to the end of 3Q20, mainly reflecting increases in risk levels in credit risk due to higher lending exposures, offset by a negative foreign exchange impact. Leverage exposure of CHF 74.3 billion was CHF 0.4 billion higher compared to the end of 3Q20, mainly driven by business growth, largely offset by a negative foreign exchange impact.
Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Net revenue detail (CHF million)
Net interest income	241	257	330	(6)	(27)	1,071	1,118	(4)
Recurring commissions and fees	89	85	94	5	(5)	348	378	(8)
Transaction-based revenues	415	386	325	8	28	1,670	1,433	17
Other revenues	39	0	1	–	–	66	100	(34)
Net revenues	784	728	750	8	5	3,155	3,029	4
Balance sheet statistics (CHF million)
Total assets	67,356	67,140	73,719	0	(9)	67,356	73,719	(9)
Net loans	38,625	38,433	45,969	0	(16)	38,625	45,969	(16)
Risk-weighted assets	26,589	26,732	31,857	(1)	(17)	26,589	31,857	(17)
Leverage exposure	74,307	73,929	81,090	1	(8)	74,307	81,090	(8)
Margins on assets under management (annualized) (bp)
Gross margin [1]	141	135	137	–	–	147	141	–
Net margin [2]	43	33	37	–	–	39	43	–
Number of relationship managers
Number of relationship managers	600	600	600	0	0	600	600	0
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, trading and sales income including revenues from GTS, financing, underwriting and advisory fees, equity participations income and other transaction-based income. Financing revenues include unrealized mark-to-market movements on our fair valued portfolio.

1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Reconciliation of adjusted results
				Asia Pacific
in	4Q20	3Q20	4Q19	2020	2019
Adjusted results (CHF million)
Net revenues	784	728	750	3,155	3,029
Provision for credit losses	6	45	14	236	55
Total operating expenses	541	506	535	2,091	2,052
Restructuring expenses	(2)	(2)	0	(4)	0
Adjusted total operating expenses	539	504	535	2,087	2,052
Income before taxes	237	177	201	828	922
Total adjustments	2	2	0	4	0
Adjusted income before taxes	239	179	201	832	922
Adjusted return on regulatory capital (%)	27.2	19.7	18.4	22.1	21.3
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.

Results details
In 4Q20, income before taxes of CHF 237 million increased 18% compared to 4Q19, mainly reflecting higher net revenues. Compared to 3Q20, income before taxes increased 34%, reflecting higher net revenues and lower provision for credit losses, partially offset by higher total operating expenses.
Net revenues
Compared to 4Q19, net revenues of CHF 784 million increased 5%, mainly due to higher transaction-based revenues and the Allfunds Group equity investment revaluation gain of CHF 38 million reflected in other revenues, partially offset by lower net interest income. Transaction-based revenues increased 28% to CHF 415 million, primarily reflecting higher financing revenues, higher structured equity origination revenues and higher brokerage and product issuing fees, partially offset by lower fees from mergers and acquisitions (M&A) transactions and lower revenues from GTS. Financing revenues were driven by unrealized mark-to-market gains on our fair valued portfolio. Net interest income decreased 27% to CHF 241 million, mainly reflecting lower loan margins on lower average loan volumes and significantly lower deposit margins on stable average deposit volumes. Recurring commissions and fees decreased 5% to CHF 89 million, mainly reflecting lower investment product management fees and security account and custody services fees.
Compared to 3Q20, net revenues increased 8%, mainly due to the Allfunds Group equity investment revaluation gain and higher transaction-based revenues, partially offset by lower net interest income. Transaction-based revenues increased 8%, primarily reflecting higher financing revenues, driven by the unrealized mark-to-market gains, and higher structured equity origination revenues, partially offset by lower revenues from GTS and lower client activity. Recurring commissions and fees increased 5%, mainly reflecting higher investment product management fees. Net interest income decreased 6%, mainly reflecting lower loan margins on stable average loan volumes and significantly lower deposit margins on stable average deposit volumes.
Provision for credit losses
The loan portfolio primarily comprises lombard loans, which are mainly backed by listed securities, share-backed loans and secured and unsecured loans to corporates.
In 4Q20, we recorded provision for credit losses of CHF 6 million, compared to provision for credit losses of CHF 14 million in 4Q19 and CHF 45 million in 3Q20. The provision for credit losses in 4Q20 primarily related to three single cases across various industries, partially offset by releases of provisions relating to two cases recorded during 2020.
Total operating expenses
Total operating expenses of CHF 541 million were stable compared to 4Q19, primarily reflecting higher compensation and benefits, offset by lower commission expenses. Compensation and benefits increased 3% to CHF 341 million, mainly reflecting higher discretionary compensation expenses, higher allocated corporate function costs and higher deferred compensation expenses form prior-year awards, largely offset by lower salary expenses. General and administrative expenses of CHF 162 million were stable, primarily due to lower travel and entertainment expenses and lower allocated corporate function costs, offset by higher professional services fees and higher IT machinery and equipment costs.
Compared to 3Q20, total operating expenses increased 7%, primarily reflecting higher general and administrative expenses and higher compensation and benefits. General and administrative expenses increased 12%, mainly due to higher allocated corporate function costs. Compensation and benefits increased 5%, mainly reflecting higher discretionary compensation expenses, partially offset by lower deferred compensation expenses from prior-year awards.
Margins
Our gross margin was 141 basis points in 4Q20, four basis points higher compared to 4Q19, primarily due to higher transaction-based revenues and higher other revenues, partially offset by lower net interest income. Compared to 3Q20, our gross margin was six basis points higher, mainly reflecting higher other revenues and higher transaction-based revenues, partially offset by a 2.8% increase in average assets under management and lower net interest income.
> Refer to “Assets under management” for further information.
Our net margin was 43 basis points in 4Q20, six basis points higher compared to 4Q19, mainly reflecting higher net revenues. Compared to 3Q20, our net margin was ten basis points higher, mainly reflecting higher net revenues and lower provision for credit losses, partially offset by higher total operating expenses.
Assets under management
As of the end of 4Q20, assets under management of CHF 221.3 billion were CHF 2.8 billion higher compared to the end of 3Q20, mainly reflecting favorable market movements, partially offset by unfavorable foreign exchange-related movements and net asset outflows. Net asset outflows of CHF 1.1 billion primarily reflected outflows from Southeast Asia.
As of the end of 2020, assets under management of CHF 221.3 billion were CHF 1.3 billion higher compared to the end of 2019, mainly reflecting favorable market movements and net new assets, largely offset by unfavorable foreign exchange-related movements. Net new assets of CHF 8.6 billion mainly reflected inflows from Southeast Asia, Australia, Japan and Greater China.

Assets under management
	in / end of			% change		in / end of		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Assets under management (CHF billion)
Assets under management	221.3	218.5	220.0	1.3	0.6	221.3	220.0	0.6
Average assets under management	221.8	215.7	219.3	2.8	1.1	214.9	215.2	(0.1)
Assets under management by currency (CHF billion)
USD	122.5	125.2	122.7	(2.2)	(0.2)	122.5	122.7	(0.2)
EUR	6.0	5.9	7.0	1.7	(14.3)	6.0	7.0	(14.3)
CHF	1.7	1.6	1.8	6.3	(5.6)	1.7	1.8	(5.6)
Other	91.1	85.8	88.5	6.2	2.9	91.1	88.5	2.9
Assets under management	221.3	218.5	220.0	1.3	0.6	221.3	220.0	0.6
Growth in assets under management (CHF billion)
Net new assets	(1.1)	2.2	0.7	–	–	8.6	8.7	–
Other effects	3.9	0.5	2.2	–	–	(7.3)	12.0	–
of which market movements	10.9	5.5	7.0	–	–	10.3	17.0	–
of which foreign exchange	(6.9)	(4.7)	(4.3)	–	–	(17.2)	(3.2)	–
of which other	(0.1)	(0.3)	(0.5)	–	–	(0.4)	(1.8)	–
Growth in assets under management	2.8	2.7	2.9	–	–	1.3	20.7	–
Growth in assets under management (annualized) (%)
Net new assets	(2.0)	4.1	1.3	–	–	3.9	4.4	–
Other effects	7.1	0.9	4.0	–	–	(3.3)	6.0	–
Growth in assets under management (annualized)	5.1	5.0	5.3	–	–	0.6	10.4	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.9	4.8	4.4	–	–	–	–	–
Other effects	(3.3)	(4.2)	6.0	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	0.6	0.6	10.4	–	–	–	–	–

Investment Bank
In 4Q20, we reported income before taxes of CHF 290 million and net revenues of CHF 2,109 million. Net revenues increased 8% compared to 4Q19, reflecting strong capital markets activity. For 2020, we reported income before taxes of CHF 1,655 million and net revenues of CHF 9,098 million.
Results summary
4Q20 results
In 4Q20, we reported income before taxes of CHF 290 million compared to CHF 55 million in 4Q19. Results in 4Q20 were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which adversely impacted revenues, but favorably impacted expenses. Net revenues of CHF 2,109 million increased 8% in Swiss francs, while revenues in US dollars increased 18%, driven by a significant increase in capital markets issuance activity and higher advisory results. Provision for credit losses was CHF 38 million in 4Q20 compared to CHF 67 million in 4Q19, primarily driven by specific provisions. Total operating expenses of CHF 1,781 million decreased 2% in Swiss francs, mainly due to reduced general and administrative expenses, but increased 7% in US dollars, primarily due to higher compensation and benefits.
Compared to 3Q20, net revenues increased 3%, reflecting higher capital markets and advisory revenues and lower sales and trading revenues. Provision for credit losses was CHF 38 million in 4Q20 compared to a release of provision for credit losses of CHF 14 million in 3Q20, primarily driven by several individual cases, mainly in the energy sector. Total operating expenses increased 5%, reflecting higher compensation and benefits and general and administrative expenses, partially offset by reduced restructuring expenses.
2020 results
In 2020, we reported income before taxes of CHF 1,655 million and net revenues of CHF 9,098 million. Market conditions were impacted by the global COVID-19 pandemic as well as geopolitical and macroeconomic uncertainties related to the UK’s withdrawal from the EU and the US elections, resulting in record levels of volatility. Results in 2020 were impacted by the weakening of the average rate of the US dollar against the Swiss franc, which adversely impacted revenues, but favorably impacted expenses. Net revenues increased 11%, driven by broad-based growth across all businesses.
Divisional results
	in / end of			% change		in / end of		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Statements of operations (CHF million)
Net revenues	2,109	2,047	1,947	3	8	9,098	8,161	11
Provision for credit losses	38	(14)	67	–	(43)	471	104	353
Compensation and benefits	1,008	940	986	7	2	3,934	3,940	0
General and administrative expenses	623	584	685	7	(9)	2,409	2,470	(2)
Commission expenses	136	134	154	1	(12)	582	621	(6)
Restructuring expenses	14	33	–	(58)	–	47	–	–
Total other operating expenses	773	751	839	3	(8)	3,038	3,091	(2)
Total operating expenses	1,781	1,691	1,825	5	(2)	6,972	7,031	(1)
Income before taxes	290	370	55	(22)	427	1,655	1,026	61
Statement of operations metrics (%)
Return on regulatory capital	8.8	11.4	1.5	–	–	12.2	7.1	–
Cost/income ratio	84.4	82.6	93.7	–	–	76.6	86.2	–
Number of employees (full-time equivalents)
Number of employees	17,560	17,640	17,050	0	3	17,560	17,050	3

Divisional results (continued)
	in / end of			% change		in / end of		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Net revenue detail (CHF million)
Fixed income sales and trading	713	840	776	(15)	(8)	4,016	3,352	20
Equity sales and trading	498	537	522	(7)	(5)	2,410	2,278	6
Capital markets	760	646	436	18	74	2,353	1,860	27
Advisory and other fees	179	107	169	67	6	603	596	1
Other revenues [1]	(41)	(83)	44	(51)	–	(284)	75	–
Net revenues	2,109	2,047	1,947	3	8	9,098	8,161	11
Balance sheet statistics (CHF million)
Total assets	270,488	280,372	266,257	(4)	2	270,488	266,257	2
Net loans	23,359	24,453	24,657	(4)	(5)	23,359	24,657	(5)
Risk-weighted assets	77,872	82,702	82,218	(6)	(5)	77,872	82,218	(5)
Risk-weighted assets (USD)	88,423	89,752	84,842	(1)	4	88,423	84,842	4
Leverage exposure	319,339	335,923	332,019	(5)	(4)	319,339	332,019	(4)
Leverage exposure (USD)	362,607	364,559	342,614	(1)	6	362,607	342,614	6
1 Other revenues include treasury funding costs and changes in the carrying value of certain investments.
Reconciliation of adjusted results
	Investment Bank
in	4Q20	3Q20	4Q19	2020	2019
Adjusted results (CHF million)
Net revenues	2,109	2,047	1,947	9,098	8,161
Real estate (gains)/losses	0	0	(7)	0	(7)
Adjusted net revenues	2,109	2,047	1,940	9,098	8,154
Provision for credit losses	38	(14)	67	471	104
Total operating expenses	1,781	1,691	1,825	6,972	7,031
Restructuring expenses	(14)	(33)	–	(47)	–
Major litigation provisions	0	0	0	(24)	0
Expenses related to real estate disposals	(21)	(21)	(46)	(41)	(76)
Adjusted total operating expenses	1,746	1,637	1,779	6,860	6,955
Income before taxes	290	370	55	1,655	1,026
Total adjustments	35	54	39	112	69
Adjusted income before taxes	325	424	94	1,767	1,095
Adjusted return on regulatory capital (%)	9.9	13.0	2.6	13.1	7.6
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Fixed income sales and trading revenues increased 20%, reflecting strong macro, credit and emerging markets trading activity. Equity sales and trading revenues increased 6%, reflecting higher equity derivatives and cash equities trading activity due to significantly increased trading volumes and volatility. Capital markets revenues increased 27%, reflecting significantly higher equity capital markets revenues and increased share of wallet. Advisory and other fees increased 1%, reflecting higher revenues from completed M&A transactions despite a decline in industry-wide issuance activity. Provision for credit losses was CHF 471 million in 2020 compared to CHF 104 million in 2019, driven by the application of the CECL methodology, as well as negative developments in our corporate lending portfolio, across various industries. Negative other revenues in 2020 mainly reflected higher funding costs related to COVID-19 and a loss from a single name counterparty. Total operating expenses of CHF 6,972 million were stable in Swiss francs, but increased 6% in US dollars, reflecting increased compensation and benefits and higher general and administrative and restructuring expenses. In 2020, we incurred restructuring expenses of CHF 47 million.

The COVID-19 pandemic has led to elevated volatility and higher trading volumes in 2020. In 4Q20, market conditions remained constructive with elevated volatility around geopolitical events such as the US elections and the UK’s withdrawal from the EU. Continued uncertainty around the pandemic sustained these market conditions, which benefited our trading businesses, in particular our GTS business, and have indirectly had a positive impact on our capital markets and advisory businesses. However the economic impact of the pandemic has had a negative impact on our credit exposures and may have an adverse impact on client sentiment and risk appetite going forward, which is likely to impact our results.
> Refer to “COVID-19 pandemic and related regulatory measures” in Credit Suisse for further information.
Capital and leverage metrics
As of the end of 4Q20, RWA were USD 88 billion, a decrease of USD 1.3 billion compared to the end of 3Q20, reflecting business reductions and a decrease in risk levels in credit risk, partially offset by an increase in movements in risk levels in market risk. Leverage exposure was USD 363 billion, a decrease of USD 2.0 billion compared to the end of 3Q20, mainly reflecting reduced margin requirements and settlement fails, partially offset by increased high-quality liquid assets (HQLA).
Results details
Fixed income sales and trading
In 4Q20, fixed income revenues of CHF 713 million decreased 8% in Swiss francs compared to a strong 4Q19, while revenues were stable in US dollars, reflecting lower securitized products and macro revenues, partially offset by higher emerging markets client activity and global credit products revenues. Market conditions were characterized by continued demand for yield products amid a low interest rate environment. Securitized products revenues declined compared to a strong prior year, driven by lower mortgage servicing revenues due to a low rate environment. Macro products revenues decreased, driven by lower revenues in our rates and foreign exchange businesses. These declines were partially offset by higher emerging markets revenues, driven by increased client activity in financing and trading, particularly in Latin America and Asia. In addition, global credit products revenues significantly increased, reflecting increased leveraged finance and investment grade trading revenues, particularly in the US.
Compared to 3Q20, revenues decreased 15%, reflecting lower securitized products and macro revenues, partially offset by increased global credit products and emerging markets revenues. Securitized products revenues declined, driven by reduced non-agency and agency trading activity and lower asset finance revenues. In addition macro revenues declined, driven by lower client activity in our foreign exchange and rates businesses. This was partially offset by increased global credit products revenues, reflecting higher leveraged finance trading activity due to favorable market conditions including tighter US high yield credit spreads and increased issuance activity. In addition, emerging markets revenues increased, reflecting higher client activity in financing and trading, particularly in Latin America.
Equity sales and trading
In 4Q20, equity sales and trading revenues of CHF 498 million decreased 5% in Swiss francs compared to 4Q19, while revenues in US dollars increased 5%. The decrease in revenues reflected lower prime services revenues, partially offset by higher equity derivatives and cash equities results. Prime services revenues decreased, primarily due to reduced client financing in Asia. This decrease was partially offset by higher equity derivatives revenues, reflecting increased derivatives trading activity across products and regions, driven by higher volatility and volumes. Cash equities revenues increased, due to higher secondary trading volumes with particular strength in Asia.
Compared to 3Q20, revenues decreased 7%, primarily due to lower prime services revenues, partially offset by higher trading activity across cash equities and equity derivatives. Prime services revenues decreased, driven by reduced client financing in Asia, partially offset by higher prime brokerage and financing in the Americas. This decrease was partially offset by increased cash equities revenues, driven by higher trading volumes across regions. In addition, equity derivatives revenues increased, driven by higher flow derivatives client activity.
Capital markets
In 4Q20, capital markets revenues of CHF 760 million increased 74% compared to 4Q19, reflecting strong client activity across equity and debt capital markets, driven by increased issuance activity. Equity capital markets revenues increased significantly, driven by higher initial public offering (IPO) and follow-on issuance activity, with a significant increase in share of wallet. In addition, debt capital markets revenues increased, driven by higher leveraged finance and investment grade issuance activity, reflecting favorable market conditions including a continued low interest rate environment.
Compared to 3Q20, revenues increased 18%, driven by higher client activity across equity and debt capital markets. Equity capital markets revenues increased, driven by higher follow-on and IPO issuance activity. Debt capital markets increased, primarily due to higher leveraged finance issuance activity.
Advisory and other fees
In 4Q20, advisory revenues of CHF 179 million increased 6% compared to 4Q19, driven by higher revenues from completed M&A transactions.
Compared to 3Q20, revenues increased 67%, reflecting significantly higher revenues from completed M&A transactions.
Provision for credit losses
In 4Q20, we recorded provision for credit losses of CHF 38 million, compared to provision for credit losses of CHF 67 million in 4Q19 and a release of provision for credit losses of CHF

14 million in 3Q20. The provision for credit losses in 4Q20 was primarily driven by several individual cases, mainly in the energy sector.
Total operating expenses
In 4Q20, total operating expenses of CHF 1,781 million decreased 2% in Swiss francs compared to 4Q19, mainly due to reduced general and administrative expenses, while expenses increased 7% in US dollars, primarily due to higher compensation and benefits. General and administrative expenses of CHF 623 million decreased 9%, driven by reduced allocated corporate function costs, travel and entertainment costs and litigation provisions and lower expenses related to real estate disposals, partially offset by increased UK bank levy expenses. In 4Q20, we incurred restructuring expenses of CHF 14 million. Compensation and benefits of CHF 1,008 million increased 2%, reflecting increased discretionary compensation and deferred compensation expenses from prior year awards, partially offset by reduced salary expenses.
Compared to 3Q20, total operating expenses increased 5%, reflecting higher compensation and benefits and general and administrative expenses, partially offset by reduced restructuring expenses. Compensation and benefits increased 7%, primarily reflecting higher discretionary compensation expenses. General and administrative expenses increased 7%, primarily reflecting increased UK bank levy expenses, partially offset by lower allocated corporate function costs.
Global capital markets and advisory fees
	in			% change		in		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Global capital markets and advisory fees (USD million)
Debt capital markets	365	326	276	12	32	1,356	1,203	13
Equity capital markets	421	332	150	27	181	1,192	570	109
Total capital markets	786	658	426	19	85	2,548	1,773	44
Advisory and other fees	243	140	210	74	16	800	752	6
Global capital markets and advisory fees	1,029	798	636	29	62	3,348	2,525	33
The Group’s global capital markets and advisory business operates across the Investment Bank, Asia Pacific and Swiss Universal Bank. In order to reflect the global performance and capabilities of this business and for enhanced comparability versus its peers, the table above aggregates total capital markets and advisory fees for the Group into a single metric in US dollar terms.

Corporate Center
In 4Q20, we reported a loss before taxes of CHF 1,090 million compared to losses of CHF 539 million in 4Q19 and CHF 389 million in 3Q20.
Corporate Center composition
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group, including costs associated with the evolution of our legal entity structure to meet developing and future regulatory requirements, and certain other expenses and revenues that have not been allocated to the segments. Corporate Center further includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Treasury results include the impact of volatility in the valuations of certain central funding transactions such as structured notes issuances and swap transactions. Treasury results also include additional interest charges from transfer pricing to align funding costs to assets held in the Corporate Center and legacy funding costs.
The Asset Resolution Unit includes the residual portfolio of the Strategic Resolution Unit, which ceased to exist as a separate division of the Group at the beginning of 1Q19. The Asset Resolution Unit is separately presented within our Corporate Center disclosures, including related asset funding costs. Certain activities not linked to the underlying portfolio, such as legacy funding costs, legacy litigation provisions, a specific client compliance function and noncontrolling interests without significant economic interest, which were previously part of the Strategic Resolution Unit, are recorded in the Corporate Center and are not reflected in the Asset Resolution Unit.
Other revenues primarily include required elimination adjustments associated with trading in own shares, treasury commissions charged to divisions, the cost of certain hedging transactions executed in connection with the Group’s RWA and valuation hedging impacts from long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Compensation and benefits include fair value adjustments on certain deferred compensation plans not allocated to the segments and fair value adjustments on certain other long-dated legacy deferred compensation and retirement programs mainly relating to former employees.
Corporate Center results
	in / end of			% change		in / end of		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Statements of operations (CHF million)
Treasury results	(32)	(53)	92	(40)	–	(356)	(501)	(29)
Asset Resolution Unit	(50)	(33)	(42)	52	19	(178)	(144)	24
Other	65	73	73	(11)	(11)	218	218	0
Net revenues	(17)	(13)	123	31	–	(316)	(427)	(26)
Provision for credit losses	3	(1)	5	–	(40)	9	7	29
Compensation and benefits	140	136	174	3	(20)	352	489	(28)
General and administrative expenses	908	220	463	313	96	1,407	875	61
Commission expenses	17	19	20	(11)	(15)	81	68	19
Restructuring expenses	5	2	–	150	–	7	–	–
Total other operating expenses	930	241	483	286	93	1,495	943	59
Total operating expenses	1,070	377	657	184	63	1,847	1,432	29
Income/(loss) before taxes	(1,090)	(389)	(539)	180	102	(2,172)	(1,866)	16
of which Asset Resolution Unit	(100)	(68)	(94)	47	6	(337)	(383)	(12)
Balance sheet statistics (CHF million)
Total assets	111,307	118,069	106,213	(6)	5	111,307	106,213	5
Risk-weighted assets	46,335	49,012	52,370	(5)	(12)	46,335	52,370	(12)
Leverage exposure	6,686	14,555	113,002	(54)	(94)	6,686	113,002	(94)
As of the end of 4Q20 and 3Q20 leverage exposure excludes CHF 110,677 million and CHF 109,667 million, respectively, of central bank reserves, after adjusting for the dividend paid in 2020.

Reconciliation of adjusted results
	Corporate Center
in	4Q20	3Q20	4Q19	2020	2019
Adjusted results (CHF million)
Net revenues	(17)	(13)	123	(316)	(427)
Real estate (gains)/losses	0	0	(1)	0	24
(Gains)/losses on business sales	0	0	2	0	2
Adjusted net revenues	(17)	(13)	124	(316)	(401)
Provision for credit losses	3	(1)	5	9	7
Total operating expenses	1,070	377	657	1,847	1,432
Restructuring expenses	(5)	(2)	–	(7)	–
Major litigation provisions	(712)	(132)	(329)	(930)	(416)
Expenses related to real estate disposals	0	0	0	0	1
Adjusted total operating expenses	353	243	328	910	1,017
Income/(loss) before taxes	(1,090)	(389)	(539)	(2,172)	(1,866)
Total adjustments	717	134	330	937	441
Adjusted income/(loss) before taxes	(373)	(255)	(209)	(1,235)	(1,425)
Adjusted results are non-GAAP financial measures. Refer to "Reconciliation of adjusted results" in Credit Suisse for further information.
Results summary
4Q20 results
In 4Q20, we reported a loss before taxes of CHF 1,090 million compared to losses of CHF 539 million in 4Q19 and CHF 389 million in 3Q20. Negative net revenues of CHF 17 million in 4Q20 were primarily driven by the Asset Resolution Unit and negative treasury results. Total operating expenses of CHF 1,070 million increased 63% and 184% compared to 4Q19 and 3Q20, respectively, mainly reflecting higher general and administrative expenses, primarily driven by increased legacy litigation provisions of CHF 737 million in 4Q20, mainly in connection with mortgage-related matters.
2020 results
In 2020, we reported a loss before taxes of CHF 2,172 million compared to a loss of CHF 1,866 million in 2019. We reported negative net revenues of CHF 316 million in 2020, primarily driven by negative treasury results and the Asset Resolution Unit. Total operating expenses of CHF 1,847 million increased 29% compared to 2019, mainly reflecting higher general and administrative expenses, primarily driven by increased legacy litigation provisions of CHF 996 million in 2020, mainly in connection with mortgage-related matters, partially offset by lower compensation and benefits.
Capital and leverage metrics
As of the end of 4Q20, we reported RWA of CHF 46.3 billion, a decrease of CHF 2.7 billion compared to the end of 3Q20, primarily driven by a negative foreign exchange impact and decreases in risk levels in credit risk. Leverage exposure was CHF 6.7 billion as of the end of 4Q20, a decrease of CHF 7.9 billion compared to the end of 3Q20, primarily related to a decrease in total assets and a decrease in our centrally held balance of HQLA.
Results details
Net revenues
In 4Q20, we reported negative net revenues of CHF 17 million compared to net revenues of CHF 123 million in 4Q19 and negative net revenues of CHF 13 million in 3Q20.
Negative treasury results of CHF 32 million in 4Q20 primarily reflected negative revenues of CHF 41 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs, losses of CHF 7 million on fair-valued money market instruments and losses of CHF 7 million relating to hedging volatility. Negative revenues and losses were partially offset by gains of CHF 22 million with respect to structured notes volatility. In 4Q19, positive treasury results of CHF 92 million reflected gains of CHF 53 million relating to hedging volatility, gains of CHF 44 million relating to fair value option volatility on own debt, gains of CHF 21 million on fair-valued money market instruments and gains of CHF 14 million with respect to structured notes volatility. These gains were partially offset by negative revenues of CHF 38 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. In 3Q20, negative treasury results of CHF 53 million reflected losses of CHF 60 million on fair-valued money market instruments, losses of CHF 21 million relating to hedging volatility and negative revenues of CHF 14 million relating to funding activities, excluding Asset Resolution Unit-related asset funding costs. Negative revenues and losses were partially offset by gains of CHF 31 million with respect to structured notes volatility and gains of CHF 10 million relating to fair value option volatility on own debt.

In the Asset Resolution Unit, we reported negative net revenues of CHF 50 million in 4Q20 compared to CHF 42 million in 4Q19 and CHF 33 million in 3Q20. Compared to 4Q19 and 3Q20, the movement was driven by lower revenues from portfolio assets, partially offset by lower asset funding costs.
In 4Q20, other revenues of CHF 65 million decreased CHF 8 million compared to 4Q19, mainly reflecting the negative valuation impact from long-dated legacy deferred compensation and retirement programs and a negative impact from a specific client compliance function. Compared to 3Q20, other revenues decreased CHF 8 million, mainly reflecting a negative valuation impact from long-dated legacy deferred compensation and retirement programs and the elimination of gains from trading in own shares compared to the elimination of losses in 3Q20.
Provision for credit losses
In 4Q20, we recorded provision for credit losses of CHF 3 million compared to CHF 5 million in 4Q19 and a release of provision for credit losses of CHF 1 million in 3Q20.
Total operating expenses
Total operating expenses of CHF 1,070 million increased 63% compared to 4Q19, mainly reflecting an increase in general and administrative expenses. General and administrative expenses increased 96%, primarily reflecting increased legacy litigation provisions of CHF 737 million, mainly in connection with mortgage-related matters. Compensation and benefits decreased 20%, mainly driven by the impact of corporate function allocations and lower discretionary compensation expenses.
Compared to 3Q20, total operating expenses increased 184%, mainly reflecting increases in general and administrative expenses and compensation and benefits. General and administrative expenses increased 313%, primarily reflecting the increased legacy litigation provisions. Compensation and benefits increased 3%, primarily reflecting higher discretionary compensation expenses, higher deferred compensation expenses from prior-year awards and the impact of corporate function allocations, partially offset by lower expenses for long-dated legacy deferred compensation and retirement programs.
Expense allocation to divisions
	in			% change		in		% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Expense allocation to divisions (CHF million)
Compensation and benefits	911	868	889	5	2	3,359	3,454	(3)
General and administrative expenses	1,347	667	1,000	102	35	3,193	2,879	11
Commission expenses	17	19	20	(11)	(15)	81	68	19
Restructuring expenses	21	16	–	31	–	37	–	–
Total other operating expenses	1,385	702	1,020	97	36	3,311	2,947	12
Total operating expenses before allocation to divisions	2,296	1,570	1,909	46	20	6,670	6,401	4
Net allocation to divisions	1,226	1,193	1,252	3	(2)	4,823	4,969	(3)
of which Swiss Universal Bank	259	249	257	4	1	1,032	1,063	(3)
of which International Wealth Management	250	236	242	6	3	972	976	0
of which Asia Pacific	166	160	164	4	1	664	669	(1)
of which Investment Bank	551	548	589	1	(6)	2,155	2,261	(5)
Total operating expenses	1,070	377	657	184	63	1,847	1,432	29
Corporate services and business support, including in finance, operations, human resources, legal, compliance, risk management and IT, are provided by corporate functions, and the related costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

Asset Resolution Unit
	in / end of			% change			in / end of% change
	4Q20	3Q20	4Q19	QoQ	YoY	2020	2019	YoY
Statements of operations (CHF million)
Revenues from portfolio assets	(1)	22	11	–	–	39	84	(54)
Asset funding costs	(49)	(55)	(53)	(11)	(8)	(217)	(228)	(5)
Net revenues	(50)	(33)	(42)	52	19	(178)	(144)	24
Provision for credit losses	0	(2)	4	100	(100)	(4)	5	–
Compensation and benefits	24	22	28	9	(14)	90	131	(31)
General and administrative expenses	25	14	19	79	32	68	95	(28)
Commission expenses	1	1	1	0	0	5	8	(38)
Total other operating expenses	26	15	20	73	30	73	103	(29)
Total operating expenses	50	37	48	35	4	163	234	(30)
Income/(loss) before taxes	(100)	(68)	(94)	47	6	(337)	(383)	(12)
Balance sheet statistics (CHF million)
Total assets	12,560	13,513	12,668	(7)	(1)	12,560	12,668	(1)
Risk-weighted assets (USD) [1]	9,930	10,476	10,750	(5)	(8)	9,930	10,750	(8)
Leverage exposure (USD)	20,532	21,161	20,719	(3)	(1)	20,532	20,719	(1)
1 Risk-weighted assets excluding operational risk were USD 8,963 million, USD 9,509 million and USD 9,043 million as of the end of 4Q20, 3Q20 and 4Q19, respectively.

Assets under management
As of the end of 4Q20, assets under management were CHF 1,511.9 billion, 2.3% higher compared to the end of 3Q20 and stable compared to the end of 4Q19. Net new assets were CHF 8.4 billion in 4Q20 and CHF 42.0 billion in 2020.
Assets under management and net new assets
	end of			% change
	4Q20	3Q20	4Q19	QoQ	YoY
Assets under management (CHF billion)
Swiss Universal Bank - Private Clients	208.6	205.0	217.6	1.8	(4.1)
Swiss Universal Bank - Corporate & Institutional Clients	462.6	441.0	436.4	4.9	6.0
International Wealth Management - Private Banking	365.4	352.0	370.0	3.8	(1.2)
International Wealth Management - Asset Management	440.3	438.5	437.9	0.4	0.5
Asia Pacific	221.3	218.5	220.0	1.3	0.6
Assets managed across businesses [1]	(186.3)	(176.7)	(174.7)	5.4	6.6
Assets under management	1,511.9	1,478.3	1,507.2	2.3	0.3
of which discretionary assets	483.0	481.1	489.7	0.4	(1.4)
of which advisory assets	1,028.9	997.2	1,017.5	3.2	1.1
in	4Q20	3Q20	4Q19	2020	2019
Net new assets (CHF billion)
Swiss Universal Bank – Private Clients	(2.1)	2.0	(0.5)	(5.9)	3.4
Swiss Universal Bank – Corporate & Institutional Clients	3.8	3.5	2.5	13.7	45.3
International Wealth Managment – Private Banking	4.3	6.9	0.6	16.7	11.0
International Wealth Managment – Asset Management [2]	6.3	5.0	7.5	15.5	21.5
Asia Pacific	(1.1)	2.2	0.7	8.6	8.7
Assets managed across businesses [1]	(2.8)	(1.6)	(0.9)	(6.6)	(10.6)
Net new assets	8.4	18.0	9.9	42.0	79.3
1 Represents assets managed by Asset Management within International Wealth Management for the other businesses.
2 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
Results summary
4Q20 results
As of the end of 4Q20, assets under management of CHF 1,511.9 billion increased CHF 33.6 billion compared to the end of 3Q20. The increase was driven by favorable market movements and net new assets of CHF 8.4 billion, partially offset by unfavorable foreign exchange-related movements and structural effects. Structural effects included CHF 14.8 billion in the Asset Management business of International Wealth Management relating to the sale of Wincasa AG in 2012 following the conclusion in 4Q20 of a transition period regarding the related assets under management.
Net new assets of CHF 8.4 billion in 4Q20 mainly reflected inflows across the following businesses. Net new assets of CHF 6.3 billion in the Asset Management business of International Wealth Management mainly reflected inflows from traditional investments and an emerging market joint venture, partially offset by outflows in alternative investments. Net new assets of CHF 4.3 billion in the Private Banking business of International Wealth Management reflected inflows from both emerging markets and Western Europe. Net new assets of CHF 3.8 billion in the Corporate & Institutional Clients business of Swiss Universal Bank mainly reflected inflows from the pension business. These inflows were partially offset by net asset outflows across the following businesses. Net asset outflows of CHF 2.1 billion in the Private Clients business of Swiss Universal Bank were primarily driven by a small number of individual cases in the UHNW client segment and the usual seasonal slowdown in the fourth quarter. Net asset outflows of CHF 1.1 billion in Asia Pacific primarily reflected outflows from Southeast Asia.

2020 results
As of the end of 2020, assets under management were CHF 1,511.9 billion, an increase of CHF 4.7 billion compared to the end of 2019. The increase was driven by favorable market movements and net new assets of CHF 42.0 billion, partially offset by unfavorable foreign exchange-related movements and structural effects.
Net new assets of CHF 42.0 billion in 2020 mainly reflected inflows across the following businesses. Net new assets of CHF 16.7 billion in the Private Banking business of International Wealth Management mainly reflected inflows from both emerging markets and Western Europe. Net new assets of CHF 15.5 billion in the Asset Management business of International Wealth Management mainly reflected inflows from traditional investments. Net new assets of CHF 13.7 billion in the Corporate & Institutional Clients business of Swiss Universal Bank mainly reflected inflows from the pension business. Net new assets of CHF 8.6 billion in Asia Pacific mainly reflected inflows from Southeast Asia, Australia, Japan and Greater China. These inflows were partially offset by net asset outflows of CHF 5.9 billion in the Private Clients business of Swiss Universal Bank, mainly reflecting outflows in the UHNW client segment, driven by a single outflow in 1Q20.
> Refer to “Swiss Universal Bank”, “International Wealth Management” and “Asia Pacific” for further information.

Additional financial metrics
Balance sheet
As of the end of 4Q20, total assets of CHF 805.8 billion decreased 2% compared to 3Q20, reflecting a negative foreign exchange translation impact, partially offset by higher operating activities. Excluding the foreign exchange translation impact, total assets increased CHF 5.5 billion.
Total shareholders’ equity
Credit Suisse’s total shareholders’ equity was CHF 42.7 billion as of the end of 4Q20 compared to CHF 45.7 billion as of the end of 3Q20. Total shareholders’ equity was negatively impacted by foreign exchange-related movements on cumulative translation adjustments, losses on fair value elected liabilities relating to credit risk, the second tranche of dividends paid, a net loss attributable to shareholders and an actuarial loss from the year-end re-measurement of the Group’s defined benefit pension plan assets and liabilities, partially offset by an increase in the share-based compensation obligation.
Liquidity coverage ratio
Our average liquidity coverage ratio was 190% as of the end of 4Q20, stable compared to the end of 3Q20. The ratio reflects a conservative liquidity position, including ensuring that the Group’s branches and subsidiaries meet applicable local liquidity requirements and taking a prudent approach to liquidity management during the COVID-19 pandemic.
Capital metrics
The CET1 ratio was 12.9% as of the end of 4Q20 compared to 13.0% as of the end of 3Q20. Credit Suisse’s tier 1 ratio was 18.6% as of the end of 4Q20 compared to 18.3% as of the end of 3Q20. The total capital ratio was 19.0% as of the end of 4Q20 compared to 18.7% as of the end of 3Q20.
CET1 capital was CHF 35.4 billion as of the end of 4Q20, a 5% decrease compared to CHF 37.1 billion as of the end of 3Q20, mainly reflecting a negative foreign exchange impact and a net loss attributable to shareholders. CET1 capital was also impacted by the reversal of unrealized gains on certain investments that are not eligible for CET1 recognition, a regulatory adjustment of defined benefit pension plan assets and the dividend accrual, partially offset by a regulatory adjustment of deferred tax assets. Total eligible capital was CHF 52.2 billion as of the end of 4Q20, a 2% decrease compared to CHF 53.3 billion as of the end of 3Q20, mainly reflecting lower CET1 capital.
RWA was CHF 275.1 billion as of the end of 4Q20, a 4% decrease compared to CHF 285.2 billion as of the end of 3Q20. Decreases in RWA were mainly related to foreign exchange movements, movements in risk levels in credit risk and internal model and parameter updates related to credit risk. These decreases were partially offset by methodology and policy changes related to credit risk and movements in risk levels in market risk. The movement in methodology and policy changes reflected the phase-in of certain Basel III revisions for credit risk, including SA-CCR for derivatives, mainly in International Wealth Management, equity investments in funds and central counterparty default fund contributions.
Leverage metrics
The BIS tier 1 leverage ratio was 6.4% as of the end of 4Q20, with a BIS CET1 component of 4.4%.
The leverage exposure was CHF 799.9 billion as of the end of 4Q20, a 3% decrease compared to CHF 824.4 billion as of the end of 3Q20. The decrease in leverage exposure was mainly due to the decrease in the consolidated balance sheet due to the negative foreign exchange impact, partially offset by higher operating activities. For 4Q20, the leverage exposure excluded CHF 110.7 billion of cash held at central banks, after adjusting for the dividend paid in 2020, as permitted by FINMA in response to the COVID-19 pandemic.
BIS capital and leverage metrics
end of	4Q20	3Q20	4Q19
Capital metrics
Risk-weighted assets (CHF billion)	275.1	285.2	290.5
CET1 ratio (%)	12.9	13.0	12.7
Tier 1 ratio (%)	18.6	18.3	17.1
Total capital ratio (%)	19.0	18.7	18.2
Leverage metrics
Leverage exposure (CHF billion)	799.9	824.4	910.0
CET1 leverage ratio (%)	4.4	4.5	4.0
Tier 1 leverage ratio (%)	6.4	6.3	5.5
Refer to the Appendix for additional information on BIS and Swiss capital and leverage metrics.

Important information
The Group has not finalized its 2020 Annual Report and the Group’s independent registered public accounting firm has not completed its audit of the consolidated financial statements for the period. Accordingly, the financial information contained in this Earnings Release is subject to completion of year-end procedures, which may result in changes to that information. Certain reclassifications have been made to prior periods to conform to the current presentation.
For purposes of this Earnings Release, unless the context otherwise requires, the terms “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the direct bank subsidiary of the Group, is substantially similar to the Group, and these terms are used to refer to both when the subject is the same or substantially similar. The term “the Bank” is used when referring to Credit Suisse AG and its consolidated subsidiaries.
Information referenced in this Earnings Release, whether via website links or otherwise, is not incorporated into this Earnings Release.
Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks (Swiss Requirements) (in each case, subject to certain phase-in periods), which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA.
References to phase-in and look-through included herein refer to Basel III requirements and Swiss Requirements. Phase-in reflects that for the years 2013 – 2022, there is a phase-out of certain capital instruments. Look-through assumes the full phase-out of certain capital instruments.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period-end leverage exposure. Swiss leverage ratios are measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
Prior to 3Q20, regulatory capital was calculated as the worst of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital (a non-GAAP financial measure) was calculated using income/(loss) after tax and assumed a tax rate of 30%. In 3Q20, we updated our calculation approach, following which regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onwards. For periods in 2020, for purposes of calculating Group return on regulatory capital, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2020. For the Investment Bank division, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions which is discussed above relates only to those proceedings for which the Group believes an estimate is possible and which are discussed in the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and updated in its quarterly reports and to be updated in the Group’s Annual Report on Form 20-F that is scheduled to be released on March 18, 2021. It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. For additional details, see the litigation note to the Consolidated Financial Statements in the Group’s Annual Report on Form 20-F and in each of its quarterly Financial Reports.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Earnings Release.
Credit Suisse Group AG shares are listed on the SIX stock exchange under the ticker symbol CSGN and – in the form of American Depositary Shares, as evidenced by American Depositary Receipts – on the New York Stock Exchange under the ticker symbol CS.
In various tables, use of “–” indicates not meaningful or not applicable.

Appendix
BIS capital metrics – Group
				% change
end of	4Q20	3Q20	4Q19	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	35,361	37,086	36,774	(5)
Tier 1 capital	51,202	52,327	49,791	(2)
Total eligible capital	52,163	53,340	52,725	(2)
Risk-weighted assets	275,084	285,216	290,463	(4)
Capital ratios (%)
CET1 ratio	12.9	13.0	12.7	–
Tier 1 ratio	18.6	18.3	17.1	–
Total capital ratio	19.0	18.7	18.2	–
Eligible capital – Group
				% change
end of	4Q20	3Q20	4Q19	QoQ
Eligible capital (CHF million)
Total shareholders' equity	42,677	45,740	43,644	(7)
Adjustments
Regulatory adjustments [1]	(342)	(678)	(247)	(50)
Goodwill [2]	(4,681)	(4,923)	(4,848)	(5)
Other intangible assets [2]	(271)	(332)	(38)	(18)
Deferred tax assets that rely on future profitability	(1,070)	(1,336)	(1,465)	(20)
Shortfall of provisions to expected losses	(176)	(33)	(458)	433
(Gains)/losses due to changes in own credit on fair-valued liabilities [3]	2,466	1,583	2,911	56
Defined benefit pension assets [2]	(2,249)	(2,463)	(2,263)	(9)
Investments in own shares	(397)	(223)	(426)	78
Other adjustments [4]	(596)	(249)	(36)	139
Total adjustments	(7,316)	(8,654)	(6,870)	(15)
CET1 capital	35,361	37,086	36,774	(5)
High-trigger capital instruments (7% trigger)	11,410	10,578	8,310	8
Low-trigger capital instruments (5.125% trigger)	4,431	4,663	4,707	(5)
Additional tier 1 capital	15,841	15,241	13,017	4
Tier 1 capital	51,202	52,327	49,791	(2)
Tier 2 low-trigger capital instruments (5% trigger)	961	1,013	2,934	(5)
Tier 2 capital [5]	961	1,013	2,934	(5)
Total eligible capital [5]	52,163	53,340	52,725	(2)
1 Includes certain adjustments, such as a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Since 1Q20, net of tax. Prior period has not been restated.
4 Includes reversals of cash flow hedge reserves and, in 4Q20, of unrealized gains on certain investments that are not eligible for CET1 recognition.
5
Amounts are shown on a look-through basis. Certain tier 2 instruments are subject to phase out through 2022. As of 4Q20, 3Q20 and 4Q19, total eligible capital was CHF 52,437 million, CHF 53,627 million and CHF 53,038 million, including CHF 273 million, CHF 288 million and CHF 313 million of such instruments and the total capital ratio was 19.1%, 18.8% and 18.3%, respectively.

4Q20 Capital movement – Group
CET1 capital (CHF million)
Balance at beginning of period	37,086
Net loss attributable to shareholders	(353)
Foreign exchange impact [1]	(1,074)
Regulatory adjustment of deferred tax assets	219
Other [2]	(517)
Balance at end of period	35,361
Additional tier 1 capital (CHF million)
Balance at beginning of period	15,241
Foreign exchange impact	(592)
Issuances	1,305
Other [3]	(113)
Balance at end of period	15,841
Tier 2 capital (CHF million)
Balance at beginning of period	1,013
Foreign exchange impact	(45)
Other	(7)
Balance at end of period	961
Eligible capital (CHF million)
Balance at end of period	52,163
1 Includes US GAAP cumulative translation adjustments and the foreign exchange impact on regulatory CET1 adjustments.
2
Includes the reversal of unrealized gains on certain investments that are not eligible for CET1 recognition, a regulatory adjustment of defined benefit pension plan assets, a dividend accrual and the net effect of share-based compensation.

3 Primarily reflects valuation impacts.
Risk-weighted assets – Group
end of	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Group
4Q20 (CHF million)
Credit risk	69,428	29,920	20,133	53,475	25,156	198,112
Market risk	1,598	1,962	1,645	10,749	2,363	18,317
Operational risk	10,262	11,118	4,811	13,648	18,816	58,655
Risk-weighted assets	81,288	43,000	26,589	77,872	46,335	275,084
4Q19 (CHF million)
Credit risk	66,878	28,866	24,981	57,832	28,396	206,953
Market risk	2,144	2,328	1,424	6,689	2,607	15,192
Operational risk	11,467	12,335	5,452	17,697	21,367	68,318
Risk-weighted assets	80,489	43,529	31,857	82,218	52,370	290,463

Risk-weighted asset movement by risk type – Group
4Q20	Swiss Universal Bank	International Wealth Management	Asia Pacific	Investment Bank	Corporate Center	Total
Credit risk (CHF million)
Balance at beginning of period	69,482	31,214	20,209	58,525	27,174	206,604
Foreign exchange impact	(640)	(771)	(609)	(1,942)	(864)	(4,826)
Movements in risk levels	365	(1,827)	743	(3,076)	(1,229)	(5,024)
Model and parameter updates – internal [1]	(155)	(85)	(410)	(596)	(164)	(1,410)
Methodology and policy changes [2]	376	1,389	200	564	239	2,768
Balance at end of period	69,428	29,920	20,133	53,475	25,156	198,112
Market risk (CHF million)
Balance at beginning of period	1,596	2,108	1,489	9,898	2,150	17,241
Foreign exchange impact	(71)	(88)	(70)	(476)	(98)	(803)
Movements in risk levels	75	(19)	217	1,267	245	1,785
Model and parameter updates – internal [1]	(2)	(39)	9	60	66	94
Balance at end of period	1,598	1,962	1,645	10,749	2,363	18,317
Operational risk (CHF million)
Balance at beginning of period	10,737	11,633	5,034	14,279	19,688	61,371
Foreign exchange impact	(475)	(515)	(223)	(631)	(872)	(2,716)
Balance at end of period	10,262	11,118	4,811	13,648	18,816	58,655
Total (CHF million)
Balance at beginning of period	81,815	44,955	26,732	82,702	49,012	285,216
Foreign exchange impact	(1,186)	(1,374)	(902)	(3,049)	(1,834)	(8,345)
Movements in risk levels	440	(1,846)	960	(1,809)	(984)	(3,239)
Model and parameter updates – internal [1]	(157)	(124)	(401)	(536)	(98)	(1,316)
Methodology and policy changes [2]	376	1,389	200	564	239	2,768
Balance at end of period	81,288	43,000	26,589	77,872	46,335	275,084
1 Represents movements arising from internally driven updates to models and recalibrations of model parameters specific only to Credit Suisse.
2 Represents movements arising from externally mandated regulatory methodology and policy changes to accounting and exposure classification and treatment policies not specific only to Credit Suisse.
BIS leverage metrics – Group
						% change
end of	4Q20		3Q20		4Q19	QoQ
Capital and leverage exposure (CHF million)
CET1 capital	35,361		37,086		36,774	(5)
Tier 1 capital	51,202		52,327		49,791	(2)
Leverage exposure	799,853	[1]	824,420	[1]	909,994	(3)
Leverage ratios (%)
CET1 leverage ratio	4.4		4.5		4.0	–
Tier 1 leverage ratio	6.4		6.3		5.5	–
1 Leverage exposure as of the end of 4Q20 and 3Q20 excludes CHF 110,677 million and CHF 109,667 million, respectively, of cash held at central banks, after adjusting for the dividend paid in 2020.

Swiss capital metrics – Group
				% change
end of	4Q20	3Q20	4Q19	QoQ
Swiss capital and risk-weighted assets (CHF million)
Swiss CET1 capital	35,351	37,076	36,740	(5)
Going concern capital	51,192	52,317	49,757	(2)
Gone concern capital	41,852	44,125	41,138	(5)
Total loss-absorbing capacity (TLAC)	93,044	96,442	90,895	(4)
Swiss risk-weighted assets	275,576	285,857	291,282	(4)
Swiss capital ratios (%)
Swiss CET1 ratio	12.8	13.0	12.6	–
Going concern capital ratio	18.6	18.3	17.1	–
Gone concern capital ratio	15.2	15.4	14.1	–
TLAC ratio	33.8	33.7	31.2	–
The Swiss capital requirements have been fully phased-in as of January 1, 2020 and the 4Q19 balances are presented on a comparative basis as previously reported. Rounding differences may occur.
Swiss capital and risk-weighted assets – Group
				% change
end of	4Q20	3Q20	4Q19	QoQ
Swiss capital (CHF million)
CET1 capital – BIS	35,361	37,086	36,774	(5)
Swiss regulatory adjustments [1]	(10)	(10)	(34)	0
Swiss CET1 capital	35,351	37,076	36,740	(5)
Additional tier 1 high-trigger capital instruments	11,410	10,578	8,310	8
Grandfathered additional tier 1 low-trigger capital instruments	4,431	4,663	4,707	(5)
Swiss additional tier 1 capital	15,841	15,241	13,017	4
Going concern capital	51,192	52,317	49,757	(2)
Bail-in debt instruments	39,450	41,593	37,172	(5)
Tier 2 low-trigger capital instruments	961	1,013	2,934	(5)
Tier 2 amortization component	1,441	1,519	1,032	(5)
Gone concern capital [2]	41,852	44,125	41,138	(5)
Total loss-absorbing capacity	93,044	96,442	90,895	(4)
Risk-weighted assets (CHF million)
Risk-weighted assets – BIS	275,084	285,216	290,463	(4)
Swiss regulatory adjustments [3]	492	641	819	(23)
Swiss risk-weighted assets	275,576	285,857	291,282	(4)
The Swiss capital requirements have been fully phased-in as of January 1, 2020 and the 4Q19 balances are presented on a comparative basis as previously reported.
1 Includes adjustments for certain unrealized gains outside the trading book.
2
Amounts are shown on a look-through basis. Certain tier 2 instruments and their related tier 2 amortization components are subject to phase out through 2022. As of 4Q20, 3Q20 and 4Q19, gone concern capital was CHF 42,198 million, CHF 44,502 million and CHF 38,576 million, including CHF 346 million, CHF 378 million and CHF 372 million, respectively, of such instruments.

3 Primarily includes differences in the credit risk multiplier.

Swiss leverage metrics – Group
						% change
end of	4Q20		3Q20		4Q19	QoQ
Swiss capital and leverage exposure (CHF million)
Swiss CET1 capital	35,351		37,076		36,740	(5)
Going concern capital	51,192		52,317		49,757	(2)
Gone concern capital	41,852		44,125		41,138	(5)
Total loss-absorbing capacity	93,044		96,442		90,895	(4)
Leverage exposure	799,853		824,420		909,994	(3)
Swiss leverage ratios (%)
Swiss CET1 leverage ratio	4.4		4.5		4.0	–
Going concern leverage ratio	6.4		6.3		5.5	–
Gone concern leverage ratio	5.2	[1]	5.4	[1]	4.5	–
TLAC leverage ratio	11.6		11.7		10.0	–
The Swiss capital requirements have been fully phased-in as of Janury 1, 2020 and the 4Q19 balances are presented on a comparative basis as previously reported. Rounding differences may occur.
1
The gone concern ratio would be 4.6% and 4.7% as of 4Q20 and 3Q20, respectively, if calculated using a leverage exposure of CHF 910,530 million and CHF 934,087 million, without the temporary exclusion of cash held at central banks, after adjusting for the dividend paid in 2020, of CHF 110,677 million and CHF 109,667 million.

Risk management value-at-risk (VaR)
In 4Q20, Credit Suisse updated the information presented in the table “One-day, 98% risk management VaR” in order to more closely align with its internal risk framework and control processes. Risk management VaR now measures the Group’s traded market risk exposure, which generally includes trading book positions, banking book positions held at fair value and foreign exchange and commodity risk from banking book positions. Before the update, risk management VaR measured the Group’s trading book exposure. Prior periods have been reclassified to conform to the current presentation.
One-day, 98% risk management VaR
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit	[1]	Total
CHF million
4Q20
Average	15	73	33	2	29	(92)		60
Minimum	13	69	29	2	21	–	[2]	51
Maximum	18	80	38	3	32	–	[2]	66
End of period	13	70	36	2	32	(93)		60
3Q20
Average	22	84	7	2	15	(62)		68
Minimum	16	76	3	1	12	–	[2]	58
Maximum	39	102	33	2	30	–	[2]	84
End of period	19	81	33	2	29	(99)		65
4Q19
Average	16	33	5	2	10	(30)		36
Minimum	13	28	2	1	8	–	[2]	30
Maximum	22	39	9	3	12	–	[2]	46
End of period	13	28	3	1	11	(26)		30
USD million
4Q20
Average	17	81	37	2	32	(102)		67
Minimum	14	76	32	2	23	–	[2]	56
Maximum	19	87	43	3	36	–	[2]	72
End of period	14	79	41	2	36	(104)		68
3Q20
Average	24	92	8	2	16	(68)		74
Minimum	18	83	4	1	13	–	[2]	64
Maximum	42	108	36	3	32	–	[2]	89
End of period	21	87	35	2	31	(105)		71
4Q19
Average	16	34	5	2	10	(30)		37
Minimum	13	29	2	1	8	–	[2]	30
Maximum	22	39	9	3	12	–	[2]	47
End of period	14	29	3	1	11	(27)		31
Excludes risks associated with counterparty and own credit exposures. Risk management VaR measures traded market risk and generally includes the trading book positions, banking book positions held at fair value and foreign exchange and commodity risk from banking book positions; prior periods have been reclassified to conform to the current presentation.

1
Diversification benefit represents the reduction in risk that occurs when combining different, not perfectly correlated risk types in the same portfolio and is measured as the difference between the sum of the individual risk types and the risk calculated on the combined portfolio.

2 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Consolidated statements of operations
in	4Q20	3Q20	4Q19	2020	2019
Consolidated statements of operations (CHF million)
Interest and dividend income	2,790	3,245	4,384	13,919	20,184
Interest expense	(1,342)	(1,849)	(2,682)	(7,971)	(13,167)
Net interest income	1,448	1,396	1,702	5,948	7,017
Commissions and fees	3,191	2,855	2,865	11,853	11,158
Trading revenues	484	630	568	3,295	1,739
Other revenues	98	317	1,055	1,293	2,570
Net revenues	5,221	5,198	6,190	22,389	22,484
Provision for credit losses	138	94	146	1,096	324
Compensation and benefits	2,539	2,441	2,590	9,890	10,036
General and administrative expenses	2,279	1,458	1,916	6,523	6,128
Commission expenses	303	295	324	1,256	1,276
Restructuring expenses	50	107	0	157	0
Total other operating expenses	2,632	1,860	2,240	7,936	7,404
Total operating expenses	5,171	4,301	4,830	17,826	17,440
Income/(loss) before taxes	(88)	803	1,214	3,467	4,720
Income tax expense	262	258	361	801	1,295
Net income/(loss)	(350)	545	853	2,666	3,425
Net income/(loss) attributable to noncontrolling interests	3	(1)	1	(3)	6
Net income/(loss) attributable to shareholders	(353)	546	852	2,669	3,419
Earnings/(loss) per share (CHF)
Basic earnings/(loss) per share	(0.15)	0.22	0.34	1.09	1.35
Diluted earnings/(loss) per share	(0.15)	0.22	0.33	1.06	1.32

Consolidated balance sheets
end of	4Q20	3Q20	4Q19
Assets (CHF million)
Cash and due from banks	139,112	137,821	101,879
Interest-bearing deposits with banks	1,298	1,231	741
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	79,133	97,328	106,997
Securities received as collateral, at fair value	50,773	45,064	40,219
Trading assets, at fair value	157,338	157,786	153,797
Investment securities	607	466	1,006
Other investments	5,412	5,777	5,666
Net loans	291,908	291,263	296,779
Goodwill	4,426	4,577	4,663
Other intangible assets	237	256	291
Brokerage receivables	35,941	40,227	35,648
Other assets	39,637	39,500	39,609
Total assets	805,822	821,296	787,295
Liabilities and equity (CHF million)
Due to banks	16,423	19,109	16,744
Customer deposits	390,921	388,264	383,783
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	23,851	30,667	27,533
Obligation to return securities received as collateral, at fair value	50,773	45,064	40,219
Trading liabilities, at fair value	45,871	46,192	38,186
Short-term borrowings	20,868	22,245	28,385
Long-term debt	161,087	164,396	152,005
Brokerage payables	21,653	29,131	25,683
Other liabilities	31,434	30,228	31,043
Total liabilities	762,881	775,296	743,581
Common shares	98	98	102
Additional paid-in capital	33,323	33,246	34,661
Retained earnings	32,834	33,354	30,634
Treasury shares, at cost	(428)	(259)	(1,484)
Accumulated other comprehensive income/(loss)	(23,150)	(20,699)	(20,269)
Total shareholders' equity	42,677	45,740	43,644
Noncontrolling interests	264	260	70
Total equity	42,941	46,000	43,714

Total liabilities and equity	805,822	821,296	787,295

Consolidated statements of changes in equity
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	AOCI	Total share- holders' equity	Non- controlling interests	Total equity
4Q20 (CHF million)
Balance at beginning of period	98	33,246		33,354	(259)	(20,699)	45,740	260	46,000
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(10)	(10)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	9	9
Net income/(loss)	–	–		(353)	–	–	(353)	3	(350)
Total other comprehensive income/(loss), net of tax	–	–		–	–	(2,451)	(2,451)	(3)	(2,454)
Sale of treasury shares	–	2		–	6,150	–	6,152	–	6,152
Repurchase of treasury shares	–	–		–	(6,329)	–	(6,329)	–	(6,329)
Share-based compensation, net of tax	–	261		–	10	–	271	–	271
Dividends paid	–	(191)	[3]	(167)	–	–	(358)	–	(358)
Changes in scope of consolidation, net	–	–		–	–	–	–	5	5
Other	–	5		–	–	–	5	–	5
Balance at end of period	98	33,323		32,834	(428)	(23,150)	42,677	264	42,941
2020 (CHF million)
Balance at beginning of period	102	34,661		30,634	(1,484)	(20,269)	43,644	70	43,714
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(20)	(20)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	19	19
Net income/(loss)	–	–		2,669	–	–	2,669	(3)	2,666
Cumulative effect of accounting changes, net of tax	–	–		(132)	–	–	(132)	–	(132)
Total other comprehensive income/(loss), net of tax	–	–		–	–	(2,881)	(2,881)	(6)	(2,887)
Cancellation of repurchased shares	(4)	(1,321)		–	1,325	–	–	–	–
Sale of treasury shares	–	(35)		–	12,399	–	12,364	–	12,364
Repurchase of treasury shares	–	–		–	(13,253)	–	(13,253)	–	(13,253)
Share-based compensation, net of tax	–	377		–	585	–	962	–	962
Dividends paid	–	(379)	[3]	(337)	–	–	(716)	–	(716)
Changes in scope of consolidation, net	–	–		–	–	–	–	198	198
Other	–	20		–	–	–	20	6	26
Balance at end of period	98	33,323		32,834	(428)	(23,150)	42,677	264	42,941
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Paid out of reserves from capital contributions.

Earnings per share
in	4Q20		3Q20	4Q19	2020	2019
Net income/(loss) attributable to shareholders (CHF million)
Net income/(loss) attributable to shareholders for basic earnings per share	(353)		546	852	2,669	3,419
Net income/(loss) attributable to shareholders for diluted earnings per share	(353)		546	852	2,669	3,419
Weighted-average shares outstanding (million)
For basic earnings per share available for common shares	2,433.4		2,455.0	2,472.8	2,457.0	2,524.2
Dilutive share options and warrants	0.0		1.6	1.5	1.8	2.7
Dilutive share awards	0.0		74.2	84.7	67.6	59.9
For diluted earnings per share available for common shares [1]	2,433.4	[2]	2,530.8	2,559.0	2,526.4	2,586.8
Earnings/(loss) per share available for common shares (CHF)
Basic earnings/(loss) per share available for common shares	(0.15)		0.22	0.34	1.09	1.35
Diluted earnings/(loss) per share available for common shares	(0.15)		0.22	0.33	1.06	1.32
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 7.8 million, 7.4 million, 9.0 million, 6.2 million and 7.9 million for 4Q20, 3Q20, 4Q19, 2020 and 2019, respectively.

2
Due to the net loss in 4Q20, 1.3 million of weighted-average share options and warrants outstanding and 101.0 million of weighted-average share awards outstanding were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Restructuring expenses
in	4Q20	3Q20	2020
Restructuring expenses by type (CHF million)
Compensation and benefits-related expenses	32	75	107
of which severance expenses	23	46	69
of which accelerated deferred compensation	9	29	38
General and administrative-related expenses	18	32	50
of which pension expenses	6	32	38
Total restructuring expenses	50	107	157

Return on regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value. In addition, it also measures the efficiency of the firm and its divisions with regard to the usage of capital as determined by the minimum requirements set by regulators. Prior to 3Q20, regulatory capital was calculated as the worst of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, was calculated using income/(loss) after tax and assumed a tax rate of 30%. In 3Q20, we updated our calculation approach, following which regulatory capital is calculated as the average of 10% of RWA and 3.5% of leverage exposure and return on regulatory capital, a non-GAAP financial measure, is calculated using income/(loss) after tax and assumes a tax rate of 30% for periods prior to 2020 and 25% from 2020 onward. For periods in 2020, for purposes of calculating Group return on regulatory capital, leverage exposure excludes cash held at central banks, after adjusting for the dividend paid in 2020. For the Investment Bank, return on regulatory capital is based on US dollar denominated numbers. Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
■ our plans, targets or goals;
■ our future economic performance or prospects;
■ the potential effect on our future performance of certain contingencies; and
■ assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the COVID-19 pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:
■ the ability to maintain sufficient liquidity and access capital markets;
■ market volatility and interest rate fluctuations and developments affecting interest rate levels, including the persistence of a low or negative interest rate environment;
■ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2021 and beyond;
■ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
■ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
■ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
■ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
■ the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
■ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
■ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
■ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
■ political, social and environmental developments, including war, civil unrest or terrorist activity and climate change;
■ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
■ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
■ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
■ operational factors such as systems failure, human error, or the failure to implement procedures properly;
■ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
■ the adverse resolution of litigation, regulatory proceedings and other contingencies;
■ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
■ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
■ the expected discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
■ the potential effects of changes in our legal entity structure;
■ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
■ the ability to retain and recruit qualified personnel;
■ the ability to maintain our reputation and promote our brand;
■ the ability to increase market share and control expenses;
■ technological changes instituted by us, our counterparties or competitors;
■ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
■ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
■ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2019 and in “Risk factor” in I – Credit Suisse in our 1Q20 Financial Report.